SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Table of Contents

Company Information
Capital Breakdown	1
Cash Dividends	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2012 to 06/30/2012	8
1/1/2011 to 06/30/2011	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2012 to 06/30/2012	16
1/1/2011 to 06/30/2011	17
Statement of Value Added	18
Comments on the Company’s Consolidated Performance	19
Notes to the Financial Statements	38
Reports and Statements
Unqualified Independent Auditors’ Review Report	123

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 06/30/2012
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

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Company Information / Cash Dividends

Event	Approval	Dividends	Inition Payment	Type of share	Class of share	Dividends per common share (R$/ share)

Annual General Meeting	04/27/2012	Dividends	05/31/2012	Ordinary		0.82306

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Parent Company Statements / Balance Sheet - Assets (R$ thousand)

Code	Description	Current Quarter 6/30/2012	YTD Previous Year 12/31/2011

1	Total assets	45,403,296	45,582,817
1.01	Current assets	7,665,896	8,886,953
1.01.01	Cash and cash equivalents	2,566,569	2,073,244
1.01.03	Trade receivables	1,841,469	3,516,800
1.01.04	Inventories	2,835,952	2,885,617
1.01.08	Other current assets	421,906	411,292
1.02	Non-current Assets	37,737,400	36,695,864
1.02.01	Long-term receivables	4,981,439	3,852,937
1.02.01.03	Trade receivables	10,282	10,202
1.02.01.06	Deferred taxes	2,050,765	1,300,650
1.02.01.08	Receivables from related parties	521,049	125,843
1.02.01.09	Other non- current assets	2,399,343	2,416,242
1.02.02	Investments	21,684,420	22,573,890
1.02.03	Property, plant and equipment	11,051,623	10,247,845
1.02.04	Intangible assets	19,918	21,192

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Parent Company Statements / Balance Sheet - Liabilities (R$ thousand)

Code	Description	Current Quarter 6/30/2012	YTD Previous Year 12/31/2011

2	Total liabilities	45,403,296	45,582,817
2.01	Current liabilities	6,256,949	7,351,509
2.01.01	Payroll and related taxes	137,378	123,839
2.01.02	Trade payables	761,812	678,504
2.01.03	Taxes payable	34,341	122,648
2.01.04	Borrowings and financing	3,552,926	4,330,141
2.01.05	Other payables	1,533,961	1,862,247
2.01.06	Provisions	236,531	234,130
2.01.06.01	Provisions for tax, social security, labor and civil risks	228,730	225,997
2.01.06.02	Other provisions	7,801	8,133
2.01.06.02.03	Provisions for environmental liabilities and asset decommissioning	7,801	8,133
2.02	Non-current liabilities	31,692,822	30,245,487
2.02.01	Borrowings and financing	20,127,840	19,091,277
2.02.02	Other payables	9,572,860	9,633,194
2.02.04	Provisions	1,992,122	1,521,016
2.02.04.01	Provisions for tax, social security, labor and civil risks	385,147	262,432
2.02.04.01.01	Tax provisions	335,667	216,046
2.02.04.01.02	Social security and labor provisions	42,574	39,480
2.02.04.01.04	Civil provisions	6,906	6,906
2.02.04.02	Other provisions	1,606,975	1,258,584
2.02.04.02.03	Provisions for environmental liabilities and asset decommissioning	347,559	313,094
2.02.04.02.04	Pension and healthcare plan	469,027	469,027
2.02.04.02.05	Provision for losses on investments	790,389	476,463
2.03	Equity	7,453,525	7,985,821
2.03.01	Issued capital	4,540,000	1,680,947
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	4,539,075	7,671,620
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	3,426,337	5,717,390
2.03.04.08	Additional dividends proposed	0	273,492
2.03.04.10	Investment reserve	776,548	1,344,548
2.03.05	Retained earnings/accumulated losses	(1,159,644)	0
2.03.08	Other comprehensive income	(465,936)	(1,366,776)

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Parent Company Statements / Statement of Income (R$ thousand)

Code	Description	Current Quarter 4/1/2012 to 6/30/2012	Accumulated in the Current Year 1/1/2012 to 6/30/2012	Current Quarter of Previous Year 4/1/2011 to 6/30/2011	Accumulated in the Previous Year 1/1/2011 to 6/30/2011
3.01	Net revenue from sales and/or services	2,556,448	4,965,904	2,820,438	5,390,603
3.02	Cost of sales and/or services	(1,944,371)	(3,831,525)	(1,862,257)	(3,588,938)
3.03	Gross profit	612,077	1,134,379	958,181	1,801,665
3.04	Operating expenses/income	(1,284,355)	(1,310,015)	964,027	1,167,040
3.04.01	Selling expenses	(79,093)	(147,297)	(97,030)	(178,132)
3.04.02	General and administrative expenses	(90,182)	(167,533)	(111,874)	(185,747)
3.04.04	Other operating income	43,245	71,174	126,571	131,380
3.04.05	Other operating expenses	(1,477,880)	(1,573,480)	(81,690)	(225,273)
3.04.06	Share of profits of investees	319,555	507,121	1,128,050	1,624,812
3.05	Profit before finance income (costs) and taxes	(672,278)	(175,636)	1,922,208	2,968,705
3.06	Finance income (costs)	(1,174,465)	(1,675,694)	(532,475)	(1,003,404)
3.06.01	Finance income	76,409	123,196	49,570	110,996
3.06.02	Finance costs	(1,250,874)	(1,798,890)	(582,045)	(1,114,400)
3.06.02.01	Net exchange gains (losses) on financial instruments	(532,715)	(356,069)	302,830	462,462
3.06.02.02	Finance costs	(718,159)	(1,442,821)	(884,875)	(1,576,862)
3.07	Profit before taxes on income	(1,846,743)	(1,851,330)	1,389,733	1,965,301
3.08	Income tax and social contribution	814,383	929,664	(251,249)	(209,298)
3.09	Profit (loss) from continuing operations	(1,032,360)	(921,666)	1,138,484	1,756,003
3.11	Profit/loss for the period	(1,032,360)	(921,666)	1,138,484	1,756,003
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	(0.70808)	(0.63216)	0.78087	1.20442
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	(0.70808)	(0.63216)	0.78087	1.20442

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Parent Company Statements / Statement of Comprehensive Income (R$ thousand)

Code	Description	Current Quarter 4/1/2012 to 6/30/2012	Accumulated in the Current Year 1/1/2012 to 6/30/2012	Current Quarter of Previous Year 4/1/2011 to 6/30/2011	Accumulated in the Previous Year 1/1/2011 to 6/30/2011

4.01	Profit for the period	(1,032,360)	(921,666)	1,138,484	1,756,003
4.02	Other comprehensive income	670,653	900,840	(1,000,888)	(880,224)
4.02.01	Exchange differences arising on translating foreign operations	163,423	133,401	(47,081)	(57,933)
4.02.03	Net change in the fair value on available-for-sale financial assets	507,230	767,439	(255,643)	(124,127)
4.02.04	Sale of available-for-sale assets	0	0	(698,164)	(698,164)
4.03	Comprehensive income for the period	(361,707)	(20,826)	137,596	875,779

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Parent Company Statements / Statement of Cash Flows - Indirect Method (R$ thousand)

Code	Description	Accumulated in the Current Year 1/1/2012 to 6/30/2012	Accumulated in the Previous Year 1/1/2011 to 6/30/2011

6.01	Net cash generated by operating activities	1,492,938	1,402,906
6.01.01	Cash flows from operating activities	1,207,145	1,286,748
6.01.01.01	Profit for the period	(921,666)	1,756,003
6.01.01.02	Accrued charges on borrowings and financing	1,269,671	1,240,027
6.01.01.03	Depreciation/ depletion / amortization	449,223	375,783
6.01.01.04	Loss on equity interests	(507,121)	(1,624,812)
6.01.01.05	Deferred income tax and social contribution	(929,664)	191,408
6.01.01.06	Allowance for losses on receivables	0	(116,335)
6.01.01.07	Provisions for tax, social security, labor and civil risks	166,427	45,976
6.01.01.08	Inflation adjustment and exchange differences, net	356,069	(613,664)
6.01.01.09	Gain on derivative transactions	5,907	10,871
6.01.01.11	Impairment of available-for-sale security	1,245,024	0
6.01.01.14	Other provisions	73,275	21,491
6.01.02	Changes in assets and liabilities	285,793	116,158
6.01.02.01	Trade receivables – third parties	141,721	(73,524)
6.01.02.02	Intercompany receivables	1,303,157	(311,048)
6.01.02.03	Inventories	16,198	94,965
6.01.02.04	Receivables from jointly controlled entities	145,121	1,223,957
6.01.02.05	Taxes available for offset	(15,728)	321
6.01.02.06	Judicial deposits	(15,308)	(5,324)
6.01.02.07	Dividends received from subsidiaries	15,728	5,437
6.01.02.10	Trade payables	104,783	(32,008)
6.01.02.11	Payroll and related taxes	(51,467)	(88,889)
6.01.02.12	Taxes	(72,856)	137,955
6.01.02.13	Taxes in installments - REFIS	(192,775)	(110,404)
6.01.02.14	Trade payables - Subsidiaries	618	(6,174)
6.01.02.15	Tax, social security, labor and civil risks liabilities	(6,514)	135,387
6.01.02.16	Interest paid - third parties	(1,077,697)	(721,300)
6.01.02.17	Interest on swap paid	(6,764)	(10,949)
6.01.02.18	Other	(2,424)	(122,244)
6.02	Net cash used in investing activities	597,875	(1,848,790)
6.02.01	Investments/advances for future capital increase	(531,768)	(1,089,043)
6.02.02	Property, plant and equipment	(725,615)	(760,777)
6.02.03	Cash from acquisition of subsidiaries	0	1,030
6.02.04	Capital reduction in subsidiary	1,855,258	0
6.03	Net cash generated by (used in) financing activities	(1,597,488)	1,640,030
6.03.01	Borrowings and financing raised - third parties	1,065,128	3,805,272
6.03.02	Borrowings and financing raised - intercompany	0	251,209
6.03.03	Repayments of principal - third parties	(1,218,247)	(401,885)
6.03.04	Repayments of principal - intercompany	(244,701)	(158,239)
6.03.05	Dividends and interest on capital paid	(1,199,668)	(1,856,327)
6.04	Changes in cash and cash equivalents	0	(88)
6.05	Increase (decrease) in cash and securities	493,325	1,194,058
6.05.01	Cash and cash equivalents at the beginning of the period	2,073,244	108,297
6.05.02	Cash and cash equivalents (except derivative assets) at the end of the period	2,566,569	1,302,355

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 6/30/2012
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821
5.03	Adjusted opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821
5.04	Capital transactions with owners	2,859,053	0	(3,132,545)	(237,978)	0	(511,470)
5.04.01	Capital increases	2,859,053	0	(2,859,053)	0	0	0
5.04.07	Interest on Capital	0	0	0	(237,978)	0	(237,978)
5.04.08	Approval of prior year’s proposed dividends	0	0	(273,492)	0	0	(273,492)
5.05	Total comprehensive income	0	0	0	(921,666)	900,840	(20,826)
5.05.01	Profit for the period	0	0	0	(921,666)	0	(921,666)
5.05.02	Other comprehensive income	0	0	0	0	900,840	900,840
5.05.02.04	Translation adjustments for the period	0	0	0	0	133,401	133,401
5.05.02.09	Net change in the fair value on available-for-sale financial assets	0	0	0	0	767,439	767,439
5.07	Closing balances	4,540,000	30	4,539,075	(1,159,644)	(465,936)	7,453,525

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2011 to 6/30/2011 (R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/accumulated losses	Other comprehensive income	Equity

5.01	Opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760
5.04	Capital transactions with owners	0	0	(1,227,703)	(218,681)	0	(1,446,384)
5.04.07	Interest on Capital	0	0	0	(218,681)	0	(218,681)
5.04.08	Approval of prior year’s proposed dividends	0	0	(1,227,703)	0	0	(1,227,703)
5.05	Total comprehensive income	0	0	0	1,756,003	(880,224)	875,779
5.05.01	Profit for the period	0	0	0	1,756,003	0	1,756,003
5.05.02	Other comprehensive income	0	0	0	0	(880,224)	(880,224)
5.05.02.04	Translation adjustments for the period	0	0	0	0	(57,933)	(57,933)
5.05.02.08	Net change in the fair value on available-for-sale financial assets	0	0	0	0	(124,127)	(124,127)
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	(698,164)	(698,164)
5.07	Closing balances	1,680,947	30	4,892,095	1,537,322	(1,048,239)	7,062,155

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Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	Accumulated in the Current Year 1/1/2012 to 6/30/2012	Accumulated in the Previous Year 1/1/2011 to 6/30/2011

7.01	Revenues	6,201,874	6,750,982
7.01.01	Sales of products and services	6,195,677	6,760,882
7.01.04	Recognition/reversal of allowance for doubtful debts	6,197	(9,900)
7.02	Inputs purchased from third parties	(5,574,552)	(3,923,904)
7.02.01	Costs of sales and services	(3,770,290)	(3,533,710)
7.02.02	Materials, electric. power, outside services and other	(542,595)	(380,953)
7.02.03	Impairment/recovery of assets	(1,261,667)	(9,241)
7.03	Gross value added	627,322	2,827,078
7.04	Retentions	(449,223)	(375,783)
7.04.01	Depreciation, amortization and depletion	(449,223)	(375,783)
7.05	Wealth created	178,099	2,451,295
7.06	Value added received as transfer	913,386	1,732,088
7.06.01	Share of profits (losses) of investees	507,121	1,624,812
7.06.02	Finance income/exchange gains	406,559	105,467
7.06.03	Other	(294)	1,809
7.07	Wealth for distribution	1,091,485	4,183,383
7.08	Wealth distributed	1,091,485	4,183,383
7.08.01	Personnel	307,780	466,459
7.08.01.01	Salaries and wages	237,791	366,526
7.08.01.02	Benefits	47,872	77,903
7.08.01.03	Severance pay fund (FGTS)	22,117	22,030
7.08.02	Taxes and contributions	(378,727)	852,288
7.08.02.01	Federal	(473,370)	703,661
7.08.02.02	State	77,723	133,846
7.08.02.03	Municipal	16,920	14,781
7.08.03	Lenders and lessors	2,084,098	1,108,633
7.08.03.01	Interest	2,081,837	1,108,019
7.08.03.02	Leases	2,261	614
7.08.04	Shareholders	(921,666)	1,756,003
7.08.04.01	Interest on capital	237,978	218,681
7.08.04.03	Retained earnings/(accumulated losses) for the year	(1,159,644)	1,537,322

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Consolidated Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 6/30/2012	YTD Previous Year 12/31/2011

1	Total assets	47,455,273	46,869,702
1.01	Current assets	20,365,286	21,944,306
1.01.01	Cash and cash equivalents	13,690,478	15,417,393
1.01.03	Trade receivables	1,878,754	1,616,206
1.01.04	Inventories	3,693,270	3,734,984
1.01.08	Other current assets	1,102,784	1,175,723
1.02	Non-current assets	27,089,987	24,925,396
1.02.01	Long-term receivables	5,445,771	4,856,721
1.02.01.02	Financial assets measured at amortized cost	118,132	139,679
1.02.01.03	Trade receivables	1,863	10,043
1.02.01.06	Deferred taxes	2,490,751	1,840,773
1.02.01.09	Other non-current assets	2,835,025	2,866,226
1.02.02	Investments	1,218,532	2,088,225
1.02.03	Property, plant and equipment	19,611,088	17,377,076
1.02.04	Intangible assets	814,596	603,374

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Consolidated Company Statements / Balance Sheet - Liabilities
(R$ thousand)

Code	Description	Current Quarter 6/30/2012	YTD Previous Year 12/31/2011

2	Total liabilities	47,455,273	46,869,702
2.01	Current liabilities	5,674,534	6,496,947
2.01.01	Payroll and related taxes	231,295	202,469
2.01.02	Trade payables	1,517,224	1,232,075
2.01.03	Taxes payable	225,363	325,132
2.01.04	Borrowings and financing	2,431,577	2,702,083
2.01.05	Other payables	958,066	1,728,445
2.01.06	Provisions	311,009	306,743
2.01.06.01	Provisions for tax, social security, labor and civil risks	296,159	292,178
2.01.06.02	Other provisions	14,850	14,565
2.01.06.02.03	Provisions for environmental liabilities and asset decommissioning	14,850	14,565
2.02	Non-current liabilities	33,910,367	31,955,585
2.02.01	Borrowings and financing	26,863,528	25,186,505
2.02.02	Other payables	5,589,884	5,593,520
2.02.03	Deferred taxes	162,434	37,851
2.02.04	Provisions	1,294,521	1,137,709
2.02.04.01	Provisions for tax, social security, labor and civil risks	468,213	346,285
2.02.04.01.01	Tax provisions	362,166	244,295
2.02.04.01.02	Social security and labor provisions	83,095	79,941
2.02.04.01.04	Civil provisions	22,952	22,049
2.02.04.02	Other provisions	826,308	791,424
2.02.04.02.03	Provisions for environmental liabilities and asset decommissioning	357,258	322,374
2.02.04.02.04	Pension and healthcare plan	469,050	469,050
2.03	Equity	7,870,372	8,417,170
2.03.01	Issued capital	4,540,000	1,680,947
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	4,539,075	7,671,620
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	3,426,337	5,717,390
2.03.04.08	Additional dividends proposed	0	273,492
2.03.04.11	Investment reserve	776,548	1,344,548
2.03.05	Retained earnings/accumulated losses	(1,159,644)	0
2.03.08	Other comprehensive income	(465,936)	(1,366,776)
2.03.09	Non-controlling interests	416,847	431,349

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Consolidated Company Statements / Statement of Income (R$ thousand)

Code	Description	Current Quarter 4/1/2012 to 6/30/2012	Accumulated in the Current Year 1/1/2012 to 6/30/2012	Current Quarter of Previous Year 4/1/2011 to 6/30/2011	Accumulated in the Previous Year 1/1/2011 to 6/30/2011

3.01	Net revenue from sales and/or services	4,136,827	8,032,566	4,323,192	8,112,200
3.02	Cost of sales and/or services	(2,981,047)	(5,733,653)	(2,487,472)	(4,720,300)
3.03	Gross profit	1,155,780	2,298,913	1,835,720	3,391,900
3.04	Operating expenses/income	(2,609,240)	(3,036,124)	300,211	(66,543)
3.04.01	Selling expenses	(178,504)	(359,499)	(145,767)	(265,769)
3.04.02	General and administrative expenses	(148,036)	(281,848)	(158,669)	(279,978)
3.04.04	Other operating income	44,570	57,254	720,985	736,570
3.04.05	Other operating expenses	(2,327,270)	(2,452,031)	(116,338)	(257,366)
3.05	Profit before finance income (costs) and taxes	(1,453,460)	(737,211)	2,135,931	3,325,357
3.06	Finance income (costs)	(317,938)	(946,099)	(649,664)	(1,168,100)
3.06.01	Finance income	89,721	197,306	189,828	328,910
3.06.02	Finance costs	(407,659)	(1,143,405)	(839,492)	(1,497,010)
3.06.02.01	Net exchange gains (losses) on financial instruments	269,559	216,738	(80,027)	(173,366)
3.06.02.02	Finance costs	(677,218)	(1,360,143)	(759,465)	(1,323,644)
3.07	Profit before taxes on income	(1,771,398)	(1,683,310)	1,486,267	2,157,257
3.08	Income tax and social contribution	722,957	727,504	(349,105)	(404,400)
3.09	Profit (loss) from continuing operations	(1,048,441)	(955,806)	1,137,162	1,752,857
3.11	Consolidated profit/loss for the period	(1,048,441)	(955,806)	1,137,162	1,752,857
3.11.01	Attributed to owners of the Company	(1,032,360)	(921,666)	1,138,484	1,756,003
3.11.02	Attributed to non-controlling interests	(16,081)	(34,140)	(1,322)	(3,146)
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	(0.70808)	(0.63216)	0.78087	1.20442
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	(0.70808)	(0.63216)	0.78087	1.20442

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Consolidated Company Statements / Statement of Comprehensive Income (R$ thousand)

Code	Description	Current Quarter 4/1/2012 to 6/30/2012	Accumulated in the Current Year 1/1/2012 to 6/30/2012	Current Quarter of Previous Year 4/1/2011 to 6/30/2011	Accumulated in the Previous Year 1/1/2011 to 6/30/2011
4.01	Profit for the period	(1,048,441)	(955,806)	1,137,162	1,752,857
4.02	Other comprehensive income	670,653	900,840	(1,000,888)	(880,224)
4.02.01	Exchange differences arising on translating foreign operations	163,423	133,401	(47,081)	(57,933)
4.02.03	Net change in the fair value on available-for-sale financial assets	507,230	767,439	(255,643)	(124,127)
4.02.04	Sale of available-for-sale assets	0	0	(698,164)	(698,164)
4.03	Comprehensive income for the period	(377,788)	(54,966)	136,274	872,633
4.03.01	Attributed to owners of the Company	(361,707)	(20,826)	137,596	875,779
4.03.02	Attributed to non-controlling interests	(16,081)	(34,140)	(1,322)	(3,146)

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Consolidated Company Statements / Statement of Cash Flows - Indirect Method (R$ thousand)

Code	Description	Accumulated in the Current Year 1/1/2012 to 6/30/2012	Accumulated in the Previous Year 1/1/2011 to 6/30/2011

6.01	Net cash generated by operating activities	653,514	2,001,277
6.01.01	Cash flows from operating activities	2,038,469	2,936,294
6.01.01.01	Profit for the period	(955,806)	1,752,857
6.01.01.02	Accrued charges on borrowings and financing	1,176,418	1,126,274
6.01.01.03	Depreciation/ depletion / amortization	582,431	467,425
6.01.01.05	Deferred income tax and social contribution	(836,541)	294,153
6.01.01.07	Provisions for tax, social security, labor and civil risks	168,236	37,737
6.01.01.08	Inflation adjustment and exchange differences, net	(195,101)	(301,374)
6.01.01.09	Gain on derivative transactions	(15,730)	202,835
6.01.01.10	Impairment of available-for-sale security	2,022,793	0
6.01.01.12	Realization of available-for-sale security	0	(698,164)
6.01.01.16	Residual value of long-lived assets written off	3,400	0
6.01.01.17	Other provisions	88,369	54,551
6.01.02	Changes in assets and liabilities	(1,384,955)	(935,017)
6.01.02.01	Trade receivables	(42,852)	(97,614)
6.01.02.02	Inventories	99,451	(98,399)
6.01.02.03	Receivables from jointly controlled entities	(72,096)	473,977
6.01.02.04	Taxes available for offset	24,739	(10,279)
6.01.02.05	Judicial deposits	(24,785)	(10,505)
6.01.02.08	Trade payables	133,704	54,597
6.01.02.09	Payroll and related taxes	(49,432)	(89,092)
6.01.02.10	Taxes	(43,058)	78,235
6.01.02.11	Taxes in installments - REFIS	(193,076)	(110,948)
6.01.02.12	Tax, social security, labor and civil risks liabilities	(7,951)	79,395
6.01.02.13	Interest paid	(1,207,601)	(869,146)
6.01.02.14	Interest on swap paid	(34,490)	(208,913)
6.01.02.16	Other	32,492	(126,325)
6.02	Net cash used in investing activities	(1,958,687)	(1,694,634)
6.02.02	Investments/advances for future capital increase	(141,082)	(1,299,692)
6.02.03	Property, plant and equipment	(1,558,548)	(1,699,632)
6.02.04	Intangible assets	(562)	(395)
6.02.05	Cash from acquisition of subsidiaries	14,880	0
6.02.06	Disposal of investments	0	1,310,171
6.02.08	Acquisition of subsidiaries	(300,545)	0
6.02.09	Receipt/payment in derivative transactions	27,170	(5,086)
6.03	Net cash generated by (used in) financing activities	(1,399,409)	1,624,726
6.03.01	Borrowings and financing raised	1,842,696	3,977,670
6.03.02	Repayments of principal	(1,291,694)	(622,411)
6.03.03	Repayments of principal - acquisition of subsidiaries	(806,937)	0
6.03.04	Dividends and interest on capital paid	(1,199,668)	(1,856,327)
6.03.05	Capital contribution by non-controlling shareholders	56,194	125,794
6.04	Changes in cash and cash equivalents	977,667	(485,653)
6.05	Increase (decrease) in cash and securities	(1,726,915)	1,445,716
6.05.01	Cash and cash equivalents at the beginning of the period	15,417,393	10,239,278
6.05.02	Cash and cash equivalents (except derivative assets) at the end of the period	13,690,478	11,684,994

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Consolidated Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 6/30/2012 (R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury	Earnings reserve	Retained earnings/accumul ated losses	Other comprehensive income	Equity	Non-controlling interests	Consolidated equity
5.01	Opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821	431,349	8,417,170
5.03	Adjusted opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821	431,349	8,417,170
5.04	Capital transactions with owners	2,859,053	0	(3,132,545)	(237,978)	0	(511,470)	0	(511,470)
5.04.01	Capital increases	2,859,053	0	(2,859,053)	0	0	0	0	0
5.04.07	Interest on Capital	0	0	0	(237,978)	0	(237,978)	0	(237,978)
5.04.08	Approval of prior year’s proposed dividends	0	0	(273,492)	0	0	(273,492)	0	(273,492)
5.05	Total comprehensive income	0	0	0	(921,666)	900,840	(20,826)	(34,140)	(54,966)
5.05.01	Profit for the period	0	0	0	(921,666)	0	(921,666)	(34,140)	(955,806)
5.05.02	Other comprehensive income	0	0	0	0	900,840	900,840	0	900,840
5.05.02.04	Translation adjustments for the period	0	0	0	0	133,401	133,401	0	133,401
5.05.02.09	Net change in the fair value on available-for-sale financial assets	0	0	0	0	767,439	767,439	0	767,439
5.06	Internal changes in equity	0	0	0	0	0	0	19,638	19,638
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	19,638	19,638
5.07	Closing balances	4,540,000	30	4,539,075	(1,159,644)	(465,936)	7,453,525	416,847	7,870,372

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Consolidated Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2011 to 6/30/2011 (R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/accumul ated losses	Other comprehensive income	Equity	Non-controlling interests	Consolidated equity
5.01	Opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760	189,928	7,822,688
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760	189,928	7,822,688
5.04	Capital transactions with owners	0	0	(1,227,703)	(218,681)	0	(1,446,384)	0	(1,446,384)
5.04.07	Interest on Capital	0	0	0	(218,681)	0	(218,681)	0	(218,681)
5.04.08	Approval of prior year’s proposed dividends	0	0	(1,227,703)	0	0	(1,227,703)	0	(1,227,703)
5.05	Total comprehensive income	0	0	0	1,756,003	(880,224)	875,779	(3,146)	872,633
5.05.01	Profit for the period	0	0	0	1,756,003	0	1,756,003	(3,146)	1,752,857
5.05.02	Other comprehensive income	0	0	0	0	(880,224)	(880,224)	0	(880,224)
5.05.02.04	Translation adjustments for the period	0	0	0	0	(57,933)	(57,933)	0	(57,933)
5.05.02.08	Net change in the fair value on available-for-sale financial assets	0	0	0	0	(124,127)	(124,127)	0	(124,127)
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	(698,164)	(698,164)	0	(698,164)
5.06	Internal changes in equity	0	0	0	0	0	0	(230)	(230)
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	(230)	(230)
5.07	Closing balances	1,680,947	30	4,892,095	1,537,322	(1,048,239)	7,062,155	186,552	7,248,707

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Consolidated Company Statements / Statement of Value Added (R$ thousand)

Code	Description	Accumulated in the Current Year 1/1/2012 to 6/30/2012	Accumulated in the Previous Year 1/1/2011 to 6/30/2011

7.01	Revenues	9,413,167	10,309,337
7.01.01	Sales of products and services	9,409,219	9,628,961
7.01.02	Other revenues/expenses	51	690,728
7.01.04	Recognition/reversal of allowance for doubtful debts	3,897	(10,352)
7.02	Inputs purchased from third parties	(7,973,163)	(4,814,844)
7.02.01	Costs of sales and services	(5,022,891)	(4,181,697)
7.02.02	Materials, electric. power, outside services and other	(901,283)	(621,123)
7.02.03	Impairment/recovery of assets	(2,048,989)	(12,024)
7.03	Gross value added	1,440,004	5,494,493
7.04	Retentions	(582,431)	(467,425)
7.04.01	Depreciation, amortization and depletion	(582,431)	(467,425)
7.05	Wealth created	857,573	5,027,068
7.06	Value added received as transfer	1,090,071	328,690
7.06.02	Finance income/exchange gains	1,085,160	326,014
7.06.03	Other	4,911	2,676
7.07	Wealth for distribution	1,947,644	5,355,758
7.08	Wealth distributed	1,947,644	5,355,758
7.08.01	Personnel	691,067	730,958
7.08.01.01	Salaries and wages	535,410	574,627
7.08.01.02	Benefits	116,567	119,885
7.08.01.03	Severance pay fund (FGTS)	39,090	36,446
7.08.02	Taxes and contributions	176,559	1,374,737
7.08.02.01	Federal	(53,779)	1,097,985
7.08.02.02	State	217,835	257,346
7.08.02.03	Municipal	12,503	19,406
7.08.03	Lenders and lessors	2,035,824	1,497,206
7.08.03.01	Interest	2,030,843	1,493,259
7.08.03.02	Leases	4,981	3,947
7.08.04	Shareholders	(955,806)	1,752,857
7.08.04.01	Interest on capital	237,978	218,681
7.08.04.03	Retained earnings/(accumulated losses) for the year	(1,159,644)	1,537,322
7.08.04.04	Non-controlling interests	(34,140)	(3,146)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Economic Scenario

The outlook for the global economy remains of low growth, basically due to the prolongation of the European crisis, the economic slowdown in the emerging countries, including China,  and a  slower recovery in the United States. This deterioration in the economic global scenario led to a decline in commodity prices and weaker international trade, resulting in higher financial market volatility worldwide and increased risk aversion.

The International Monetary Fund (IMF) expects global economic growth of 3.5% this year, less than the 3.9% recorded in 2011.

USA

U.S. GDP growth came to 1.5% in 2Q12, versus 1.9% in 1Q12, with a 1.5% increase in personal consumption expenses and a 5.3% upturn in exports.

According to the FED, industrial production climbed by 1.4% in the second quarter, led by vehicle and auto parts output, which increased by 18.2%. Manufacturing Purchasing Managers Index (PMI) reached 49.8 points in July, in line with the previous month.

The FED’s Beige Book for July reported a level of activity between modest and moderate in all 12 districts. The country posted an external trade deficit of US$48.7 billion in May, less than the US$50.6 billion recorded in April.

FED’s forecast for annual GDP has deteriorated since April and it now expects a growth ranging from 1.9% to 2.4%, versus the previous 2.4% to 2.9%, accompanied by inflation from 1.2% to 1.7% and an unemployment rate from 8.0% to 8.2%.

Europe

The European crisis is currently the biggest challenge for the global economy, with all the uncertainties regarding the situation in Greece and fears that Spain as whole, and not just its banking sector, will require assistance. Although the leading Eurozone countries have approved a rescue package of up to €100 billion for the Spanish banks, the prevailing worries have not dissipated. In addition to Valencia, another six autonomous regions should seek help from the central government to finance their debts and the Spanish Central Bank expects a further 0.4% decline in economic activity in 2Q12.

Moody´s Investors Service downgraded Germany, the Netherlands and Luxemburg from a stable to a negative rating outlook due to growing uncertainty surrounding the debt crisis and increased fears of Greek insolvency and the country’s possible exit from the Eurozone. The agency also stated that the German banking system is vulnerable to any worsening of the economic scenario in the Eurozone.

The measures announced at the European Summit can contribute towards the development of an independent banking union. The creation of single supervision system for Eurozone banks, called the European Stability Mechanism, will allow banks to be recapitalized directly.

Preliminary figures point to a 0.7% retraction in UK GDP in 2Q12, the third successive quarterly decline and the biggest retraction since 2009. The construction industry was chiefly responsible for this decline, although the production and services sectors also  presented fragility. The Bank of England has cut its growth forecast to close to zero in 2012.

The Eurozone manufacturing PMI reached 44.0 points in July, less than the 45.1 recorded in June and the lowest figure for 37 months. The only country to record a modest upturn was Ireland, with 53.9 points.  Nevertheless, industrial production fell by 0.6% in June over May.

Average unemployment in June remained at 11%, the same level recorded in May and equivalent to 17.8 million people out of work. Germany had one of the lowest rates (5.4%), while Spain was the most affected country in the region, with 24.8%. In June, annualized inflation reached 2.4%, flat when compared to May.

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According to Eurostat, Eurozone GDP in 2Q12 fell by 0.2% over the previous quarter. For 2012, the European Central Bank forecasts a variation of Eurozone GDP between -0.5% to 0.3%.

Asia

The Chinese economy continues to present important expansion, although at lower rates. GDP growth  was 7.6% in the second quarter, versus 8.1% in 1Q12, closing the first half at 7.8%. The Chinese Central Bank expects annual GDP growth of 7.5% in 2012, versus actual growth of 9.2% in 2011.

Manufacturing PMI in China reached 49.3 points in July, higher than the 48.2 recorded in June. Even though industrial production posted annualized growth of 10.5% in the first half of the year, there was a slowdown in 2Q12, whose 9.5% upturn was below the 11.4% recorded in 1Q12. Retail sales increased by 14.4% in the first six months of 2012.

Annualized inflation fell to 2.2% in June from 3.0% in May, giving a first-half average of 3.3%.

In Japan, the Central Bank’s Regional Economic Report, published in July, pointed to an upturn in economic activity. For 2012, the IMF estimates Japanese GDP growth of 2.4%.

Brazil

The outlook for Brazil’s economy is less positive than previously expected due to the deterioration of the global economy, which had a negative impact on business expectations, investments and credit. According to the Central Bank’s latest FOCUS report, GDP should record growth of 1.81% in 2012, below the 3.3% expected at the beginning of the year, although the IMF is more optimistic, estimating a 2.5% growth.

According to the IBGE (Brazilian Institute of Geography and Statistics), 1Q12 GDP edged up by only 0.2% over 4Q11, chiefly due to weaker industrial activity and lower household consumption growth.

Industrial production fell by 3.8% year-on-year in the first half of the year, with all use categories recording negative performance. Following three successive months of decline, industrial production in June increased by 0.2% over May.

June’s consumer confidence index (ICC) of 123.5 points, measured by the Getulio Vargas Foundation (FGV), fell by 2.8% in relation to the 127.1 points recorded in May.

On the other hand, first-half exports posted the second-best result for the period, reaching US$117 billion, while imports also set a new record of US$110 billion, 4.6% up year-on-year, giving a period trade surplus of US$7.1 billion.

In June, inflation measured by the IPCA consumer price index edged up by 0.08%, impacted by the reduction in IPI (federal VAT) on vehicle prices as of May. In the first half, the index stood at 2.32%, below the 3.87% posted in the same period of 2011.

The Selic base rate, defined by the Monetary Policy Committee (COPOM), began 2012 at 11.00%, gradually being reduced until reaching 8.00% in mid-July, the lowest figure since 1997.

The banking system’s stock of credit totaled R$2.1 trillion in May, 1.7% up on the previous month and equivalent to 50.1% of GDP. Consumer default in the first semester of the year moved up by 19.1% year-on-year.

Also in the first half of 2012, the real depreciated by 7.2% against the U.S. dollar, reaching an exchange rate of R$2.02 on June 29, while foreign reserves closed June at US$373 billion.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Macroeconomic Projections

	2012	2013
IPCA (%)	5.11	5.50
Commercial dollar (final) – R$	2.00	2.00
SELIC (final - %)	7.25	8.50
GDP (%)	1.81	4.00
Industrial Production (%)	-1.00	4.30
Source: FOCUS BACEN Base: August 10, 2012

Net Revenue

CSN recorded consolidated net revenue of R$4,137 million in 2Q12, 6% up on 1Q12, chiefly due to the increase in revenue from the steel business through its German subsidiary, SWT, whose results were fully consolidated in the second quarter, therefore increasing sales volume.

Cost of goods sold (COGS)

In 2Q12, consolidated COGS reached R$2,981 million, 8% up on the previous quarter, chiefly due to higher steel sales, partially offset by the lower volume sold in mining segment.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$327 million in the second quarter, 4% more than in 1Q12, chiefly due to higher administrative provisions.

The “Other Operating Expenses” line was negative by R$2,283 million in 2Q12, versus a negative R$112 million in 1Q12, essentially due to the reclassification of CSN’s accumulated losses from its investments in Usiminas’ common (USIM3) and preferred (USIM5) shares, which were previously booked under other comprehensive income line in Shareholders’ Equity, in the total of R$1,599 million net of taxes, to the income statement, with the amount of R$2,023 million being booked under other operating expenses and R$423 million under deferred taxes.

Based on the prevailing legal and accounting rules, as well as on the Company’s investment policy,  management perceived evidence of significant reduction in its investment in Usiminas' shares on June 30, 2012 and consequently decided on its accounting reclassification.

This reclassification had no impact on the Company’s cash flow.

EBITDA

Adjusted EBITDA comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Adjusted EBITDA totaled R$1,120 million in 2Q12, 1% up on the R$1,113 million recorded in 1Q12, while the adjusted EBITDA margin reached 27%, down by 2 p.p. over 1Q12.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Financial Result and Net Debt

The 2Q12 net financial result was negative by R$318 million, chiefly due to the following factors:

▪  Interest on loans and financing totaling R$581 million;

▪  Expenses of R$43 million with monetary restatement of tax installments;

▪  Other financial expenses totaling R$28 million.

These negative effects were partially offset by:

▪  Monetary and exchange variations totaling R$269 million;

▪  Returns on financial investments of R$65 million.

On June 30, 2012, consolidated net debt stood at R$15.6 billion, R$1.3 billion more than the R$14.3 billion recorded on March 31, 2012, essentially due to the following factors:

▪  Payment of R$1.2 billion in dividends;

▪  Investments of R$0.7 billion in fixed assets;

▪  A R$0.6 billion effect from disbursements related to debt charges;

▪  Other effects which increased net debt by R$0.1 billion.

These effects were partially offset by 2Q12 adjusted EBITDA of R$1.1 billion and the R$0.2 billion reduction in working capital.

The net debt/EBITDA ratio closed the second quarter at 2.89x, based on LTM adjusted EBITDA.

Consolidated Net Income

CSN posted a consolidated net loss of R$1.0 billion in 2Q12, basically due to the accounting reclassification described under “Other Operating Expenses”. Excluding these effects, which had no cash impact, the Company would have recorded net income of R$551 million.

Capex

CSN invested R$775 million in 2Q12, R$365 million of which in subsidiaries or joint subsidiaries, allocated as follows:

✓  Transnordestina Logística: R$259 million;

✓  MRS Logística: R$65 million.

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The remaining R$410 million went to the parent company, mostly in the following projects:

✓  Expansion of the Casa de Pedra mine and Itaguaí Port: R$97 million;

✓  Construction of the long steel plant: R$137 million;

✓  Current investments: R$53 million.

Working Capital

Working capital closed 2Q12 at R$2,301 million, R$195 million down on the end-of-March balance, chiefly  reflecting the improved management of the Company’s receivables and payables. Comparing to the close of 1Q12, the average receivables period narrowed by three days, while the average supplier payment period increased by four days and the average inventory turnover period fell by three days, improving the cash conversion cycle by 10 days.

WORKING CAPITAL (R$ MM)	1Q12	2Q12	Change 2Q12 x 1Q12
Assets	4,424	4,372	(52)
Accounts Receivable	1,787	1,657	(130)
Inventory (*)	2,627	2,648	21
Advances to Taxes	10	67	57
Liabilities	1,928	2,071	143
Suppliers	1,335	1,517	182
Salaries and Social Contribution	202	231	29
Taxes Payable	357	294	(63)
Advances from Clients	34	29	(5)
Working Capital	2,496	2,301	(195)

TURNOVER RATIO Average Periods	1Q12	2Q12	Change 2Q12 x 1Q12
Receivables	34	31	(3)
Supplier Payment	44	48	4
Inventory Turnover	87	84	(3)
Cash Conversion Cycle	77	67	(10)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic
SWT

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The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurring net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

Net revenue by segment (R$ million)

Adjusted EBITDA by segment (R$ million)

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The Company’s consolidated results by business segment are presented below:

R$ million								2Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations /Corporate	Consolidated
Net Revenue	2,652	1,143	35	263	57	94	(107)	4,137
Domestic Market	1,968	187	35	263	57	94	(107)	2,497
Foreign Market	684	956	-	-	-	-	-	1,640
Cost of Goods Sold	(2,234)	(535)	(20)	(183)	(33)	(79)	104	(2,981)
Gross Profit	418	608	15	80	24	15	(4)	1,156
Selling, General and Administrative Exp	(136)	(48)	(5)	(24)	(5)	(18)	(90)	(327)
Depreciation	190	47	2	33	4	8	8	291
Adjusted EBITDA	471	607	12	88	23	6	(86)	1,120
Adjusted EBITDA Margin	18%	53%	33%	34%	40%	6%		27%

R$ million								1Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations /Corporate	Consolidated
Net Revenue	2,399	1,194	33	248	55	87	(120)	3,896
Domestic Market	1,935	144	33	248	55	87	(120)	2,382
Foreign Market	464	1,050	-	-	-	-	-	1,514
Cost of Goods Sold	(2,006)	(574)	(20)	(175)	(32)	(65)	120	(2,753)
Gross Profit	393	620	13	73	22	21	0	1,143
Selling, General and Administrative Exp	(116)	(76)	(5)	(22)	(6)	(19)	(72)	(315)
Depreciation	188	46	2	36	4	5	3	285
Adjusted EBITDA	466	590	9	88	21	8	(68)	1,113
Adjusted EBITDA Margin	19%	49%	28%	35%	39%	9%		29%

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 767 million tonnes in the first half, 1% up on the same period last year, with China, responsible for 356 million tonnes, recording a similar growth rate. Existing global capacity use also increased slightly, inching up from 79.7% in May to 80.4% in June.

The WSA expects apparent steel consumption to increase by 3.6% in 2012, to 1.4 billion tonnes. For China, it expects growth of 4%, with apparent consumption of 649 million tonnes.

According to the Brazilian Steel Institute (IABr), domestic production in 2Q12 totaled 8.7 million tonnes of crude steel, stable over the previous quarter, and 3.9 million tonnes of rolled flat steel, up by 18% in the same period. Crude steel output reached 17.4 million tonnes in the first half, a reduction of 2.5% year-on-year.

The institute has lowered its annual forecast for 2012 and now expects crude steel output of around 36 million tonnes, versus its end-of-2011 estimate of 37.5 million, equivalent to annual growth of 2.2%.

Second-quarter domestic flat steel sales totaled 2.9 million tonnes, 4% more than in 1Q12, while exports totaled 0.5 million tonnes, up by 68%. First-half domestic sales of flat steel amounted to 5.7 million tonnes, with exports of 0.8 million tonnes, 3% and 36% down, respectively, on 1H11.

Apparent consumption of flat steel totaled 3.3 million tonnes in the second quarter, virtually flat over the 1Q12 figure, and 6.8 million tonnes in the first half, 1% down year-on-year.

Second-quarter flat steel imports came to 0.5 million tonnes, 19% less than in 1Q12, while first-half imports totaled 1.1 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 815,000 units in 2Q12, 10% up on 1Q12, and 1.55 million in the first half of the year, 9.4% less than in 1H11.

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Vehicle sales totaled 898 thousand units in 2Q12, 10% more than in the previous quarter, and 1.72 million units in the first half, 1.2% down year-on-year. Exports fell by 9% in 2Q12 over 1Q12, to 111 thousand units, leading to a reduction of 12.2% in 1H12 over 1H11.

Given prospects of reduced GDP growth in 2012, FENABRAVE (the Vehicle Distributors’ Association) has revised its auto market estimates and now expects annual sales of around 3.6 million units, including cars, light commercial vehicles, trucks and buses, a slight 0.5% reduction over 2011.

ANFAVEA, on the other hand, is maintaining its annual vehicle licensing growth estimate at between 4% and 5%, based on increased sales in June, influenced by the IPI tax reduction.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), domestic sales of construction materials increased by 2.6% year-on-year in the first half of the year.

The annual real construction material revenue growth forecast was revised downwards in June, from 4.5% to 3.4%, while sales of materials such as cement and rebars are expected to grow by 3.0%, less than the previous 4.0% estimate, due to weaker retail sales and the construction segment slowdown in 1Q12. Retail sales were impacted by the postponement of purchases by final consumers in the expectation of lower interest rates.  Despite the reduced forecasts, however, revenue should still exceed the R$112 billion recorded in 2011.

Home Appliances

The federal government has extended the reduction in IPI (federal VAT) on white goods (refrigerators, washing machines and stoves) announced in December until the end of August, in order to encourage the national industry.

According to Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association), appliance sales recorded a year-on-year upturn in 1H12, with  refrigerator, washing machine and stove sales climbing by 12%, 10% and 13%, respectively.

Also according to Eletros, the sector should post annual growth of between 10% and 15%.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled approximately 2.2 million tonnes in 1H12, 2.8% more than in 1H11, while purchases by the associated network totaled 2.13 million tonnes, 1.1% more than in 1H11. As a result, inventories at the end of 1H12 were 19.7% lower than in 1H11, while inventory turnover was 2.8 months of sales, within normal historical parameters.

For 2012, INDA estimates annual growth of around 6% in distributors’ sales over the 4.3 million tonnes sold in 2011.

Consolidated Sales Volume

CSN sold 1.4 million tonnes of steel products in 2Q12, 7% more than in 1Q12.  Of this total, 74% was sold in the domestic market, 23% by overseas subsidiaries and 3% went to direct exports.

Domestic Sales Volume

Domestic sales totaled 1.0 million tonnes, in line with the 1Q12 figure.

Foreign Sales Volume

Foreign steel product sales totaled 372 thousand tonnes in 2Q12, 30% up on the previous quarter. Of this total, the Company’s overseas subsidiaries sold 327 thousand tonnes, with SWT alone accounting for 210 thousand tonnes. On the other hand, direct exports totaled 45 thousand tonnes.

Prices

Net revenue per tonne averaged R$1,814 in 2Q12, stable when compared to the R$1,806 recorded in 1Q12.

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Consolidated Net Revenue

Net revenue from steel operations totaled R$2,652 million in the second quarter, an 11% improvement over 1Q12, chiefly due to SWT, whose results were fully consolidated in 2Q12, pushing up sales volume.

Consolidated cost of goods sold (COGS)

Steel segment COGS was R$2,234 million in 2Q12, 11% up on the 1Q12 figure, mainly because of the upturn in sales volume.

Consolidated Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$471 million in 2Q12, 1% up on the R$466 million recorded in 1Q12, basically due to the effects described above, accompanied by an adjusted EBITDA margin of 18%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.2 million tonnes of crude steel in 2Q12, the same volume produced in 1Q12, while rolled flat steel production totaled 1.2 million tonnes, up by 4%.

Production (in thousand t)	2Q11	1Q12	2Q12	Change
				2Q12 x 2Q11	2Q12 x 1Q12
Crude Steel	1,243	1,200	1,213	-2%	1%
Total Rolled Products	1,212	1,114	1,164	-4%	4%

Production Costs (Parent Company)

In 2Q12, the Presidente Vargas Steelworks’ total production costs came to R$1,559 million, 2% less than the R$1,597 million reported in 1Q12, due to:

Raw Materials: reduction of R$60 million, primarily related to the following inputs:

- Coal: decline of R$55 million due to lower acquisition costs.

- Other raw materials: reduction of R$5 million.

Labor: increase of R$7 million.

Other production costs:  upturn of R$11 million.

Depreciation: increase of R$4 million.

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Mining

Scenario

Global industrial production increased at a reduced pace throughout 2Q12, with emphasis on Chinese GDP growth slowdown which reached 7.6%. Global steel output began to decline as of March, but remained at high levels.

First-half Chinese iron ore imports increased by 10% over 1H11 to 367 million tonnes, since high-cost Chinese producers were keeping output low.

As a result, iron ore prices and the product quality premium have been declining gradually. The 62% CFR China iron ore price has fallen by 22% since March, closing July at US$117.50/dmt. The 1% Fe quality premium ended the same month at US$2.60/t, down from high levels of US$5.50/6.00/t in 2011.

Current prices should be tested as minimum levels, given that they make most Chinese production impractical.

The Chinese authorities have been introducing various measures to stimulate the economy, especially in regard to credit, and the first positive results are becoming apparent in the infrastructure and low-cost housing sectors.

Iron ore sales

In 2Q12, sales of finished iron ore products totaled 6.1 million tonnes1, 9% less than in 1Q12. Of total sales, exports accounted for 5.9 million tonnes, with 3.8 million tonnes sold by Namisa . The Company’s own consumption totaled 1.5 million tonnes.

Considering CSN’s 60% interest in Namisa, sales reached 4.5 million tonnes in 2Q12, 13% down on 1Q12.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$1,143 million in 2Q12, 4% less than in 1Q12, due to the reduction in sales volume.

Cost of goods sold (COGS)

Mining COGS came to R$535 million in 2Q12, 7% down on 1Q12, also chiefly due to the reduction in sales volume.

Adjusted EBITDA

In 2Q12, adjusted EBITDA from mining operations totaled R$607 million, 3% more than in 1Q12, accompanied by an adjusted EBITDA margin of 53%, up by 4 p.p. on 1Q12.

Logistics

Scenario

Railway logistics

Cargo transport by rail continues to consolidate itself in Brazil, having grown by around 88% in the last 15 years, according to the ANTF (National Rail Transport Association), from 253 million tonnes in 1997 to 475 million tonnes in 2011. Iron ore and coal had the best performances, with period growth of 88% each, followed by general cargo, which increased by 76%. Container transported by rail totaled 287 TEUs1 in 2011, 24% up on the previous year, with further growth of 15% expected in 2012.

The rail concessionaires invested R$4.6 billion in 2011, 56% more than in 2010.

1TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

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Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations (considering organized ports and private terminals) handled around 205 million gross tonnes in the first quarter of 2012, 2.2% up year-on-year, with organized ports accounting for 34% of the total handled.

Bulk solids handling totaled 116 million tonnes in 1Q12, 2.6% down on 1Q11, while bulk liquids totaled 55 million tonnes, up by 8.5%. Container handling amounted to 1.9 million TEUs, 8.0% more than in the same period last year.

The private terminals are expected to increase their handling leadership in Brazil’s port sector, given that they will be responsible for R$21 billion of total sector investments of R$30 billion scheduled for the coming years.

The Brazilian ports are expected to be handling 2.2 billion tonnes of cargo per year by 2030.

Analysis of Results

Railway logistics

MRS and Transnordestina’s individual second-quarter results had not yet been announced up to the publication of this release.

In 2Q12, net revenue from railway logistics totaled R$263 million, COGS stood at R$183 million and adjusted EBITDA amounted to R$88 million, accompanied by an EBITDA margin of 34%.

Port logistics

In 2Q12, net revenue from port logistics amounted to R$35 million, COGS totaled R$20 million and adjusted EBITDA stood at R$12 million, with an adjusted EBITDA  margin of 33%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 33 million tonnes in the first half of 2012, 9.3% more than in the same period last year. LTM sales through June totaled 66.7 million tonnes, 8.4% up on the previous 12-month period.

Even though Brazilian economic growth has slowed, the outlook for the construction sector remains positive. The FGV is forecasting a 5.0% upturn in 2012, versus 3.6% in 2011, mainly due to the reduction in interest rates and the extension of mortgage payment periods to 35 years.

Analysis of Results

Cement sales totaled 465 thousand tonnes in 2Q12, net revenue reached R$94 million, COGS amounted to R$79 million and adjusted EBITDA was R$6 million, with an adjusted EBITDA margin of 6%.

Energy

Scenario

Brazilian electricity consumption increased by 4.2% year-on-year in the first half of 2012, led by the commercial and residential segments which recorded respective growth of 7.4% and 5.0%. The slowdown in industrial activity resulted in industrial energy consumption moving up by a modest 1.4% in the semester, while in the second quarter consumption only edged up 0.4% over 1Q12.

Given the current economic scenario and the high level of hydro plant reservoirs, an energy surplus is expected in the coming months, which could reduce contract renewal prices and result in the postponement of new generation projects.

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Analysis of Results

In 2Q12, net revenue from the energy segment amounted to R$57 million, COGS totaled R$33 million and adjusted EBITDA reached R$23 million, with an adjusted EBITDA margin of 40%.

Capital Market

In 1H12, CSN’s shares presented a devaluation of 20%, versus the 4% downturn recorded by the IBOVESPA in the same period. On the NYSE, CSN’s ADRs fell by 27%, versus the Dow Jones’ 5% appreciation in the semester.

Daily traded volume of CSN’s shares on the BM&FBovespa averaged R$62.6 million in 1H12. On the NYSE, daily traded volume of CSN’s ADRs averaged US$46.2 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q12	2Q12	1H12
N# of shares	1,457,970,108	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	17.22	11.38	11.38
Closing price (US$/share)	9.46	5.67	5.67
Market Capitalization (R$ million)	25,106	16,592	16,592
Market Capitalization (US$ million)	13,792	8,267	8,267
Total return including dividends and interest on equity
CSNA3 (%)	15%	-31%	-20%
SID (%)	16%	-37%	-27%
Ibovespa	14%	-16%	-4%
Dow Jones	8%	-3%	5%
Volume
Average daily (thousand shares)	3,958	3,914	3,936
Average daily (R$ Thousand)	70,391	54,893	62,642
Average daily (thousand ADRs)	5,486	5,078	5,280
Average daily (US$ Thousand)	55,710	36,782	46,170
Source: Economática

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 (Expressed In thousands of reais – R$, unless otherwise stated)

1.       DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as "CSN" or the “Company”). The Company’s registered office social is located at Avenida Brigadeiro Faria Lima, 3400 – São Paulo, SP.

CSN has shares listed on the São Paulo Stock Exchange (BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company's main operating activities are divided into 5 (five) segments as follows:

•         Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic packaging and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•         Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•         Cement:

The Company entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•         Logistics

Railroads:

CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

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Ports:

In the State of Rio de Janeiro, the Company operates the Container Terminal known as Sepetiba Tecon at the Itaguaí Port. Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•         Energy:

As energy is fundamental in its production process, the Company has invested in assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Company's strategic investments and segments, see Note 26 - Business Segment Reporting.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)        Basis of preparation

The consolidated interim financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the corresponding standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The individual interim financial statements have been prepared in accordance with the standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The preparation of interim financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated interim financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits. Actual results may differ from these estimates.

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The interim financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the interim financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When both IFRSs and CPCs include the option between acquisition cost and any other measurement criterion (for example, systematic remeasurement), we used the cost criterion.

The individual and consolidated interim financial statements were approved by the Board of Directors and authorized for issue on August 14, 2012.

(b)        Consolidated interim financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated interim financial statements for the period ended June 30, 2012 and the year ended December 31, 2011 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds Diplic and Mugen:

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	Equity interests (%)
Companies	6/30/2012	12/31/2011	Main activities
Direct interest: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
Tangua Inc. (1)		100.00	Financial transactions
International Investment Fund	100.00	100.00	Equity interests and financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U. (2)	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Florestal Nacional S.A.	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
Transnordestina Logística S.A.	73.70	70.91	Railroad logistics
Indirect interest: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.94	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Finance UK Ltd	100.00	100.00	Financial transactions and equity interests
CSN Holdings UK Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH (3)	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas (4)	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A. (4)	58.08	58.08	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA (4)	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda. (4)	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda. (4)	58.98	58.98	Production and sale of household appliances and related products
Empresa de Embalagens Metálicas - MTM do Nordeste (4)	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM (4)	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U. (5)	100.00		Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U. (5)	100.00		Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U. (5)	100.00		Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH (5)	100.00		Production and sale of long steel and related activities
CSN Steel Sections UK Limited (5)	100.00		Financial transactions, product sales and equity interests
CSN Steel Sections GmbH (5)	100.00		Financial transactions, product sales and equity interests
Gallardo Sections Czech Republic s.r.o. (5)	100.00		Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o (5)	100.00		Financial transactions, product sales and equity interests
Direct interest: proportionate consolidation
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
Itá Energética S.A.	48.75	48.75	Electric power generation
MRS Logística S.A.	27.27	27.27	Railroad transportation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura (6)	50.00	50.00	Provision of services
Indirect interest: proportionate consolidation
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Aloadus Handel GmbH (3)	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company

(1)	Company liquidated in June 2012.
(2)	New corporate name of CSN Export S.à.r.l., changed on August 9, 2011.
(3)	Companies acquired on November 3, 2011;
(4)	Interests acquired on July 12, 2011;
(5)	Companies acquired on January 31, 2012;
(6)	Equity interest acquired on December 5, 2011.

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•             Exclusive funds

	Equity interests (%)
Exclusive funds	6/30/2012	12/31/2011	Main activities
Direct interest: full consolidation
DIPLIC - Balanced mutual fund	100.00	100.00	Investment fund
Mugen -Balanced mutual fund	100.00	100.00	Investment fund

In preparing the consolidated interim financial statements the following consolidation procedures have been applied:

Unrealized gains on transactions with subsidiaries and jointly controlled entities are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The base date of the interim financial statements of the subsidiaries and jointly controlled entities is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

•            Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to determine the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

•            Joint controlled entities

The financial statements of jointly controlled entities are included in the consolidated financial statements from the date when shared control starts through the date when shared control ceases to exist. Jointly controlled entities are proportionately consolidated.

•            Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of Company equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains and losses on disposals to non-controlling interests are also recognized directly in equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

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(c)        Individual interim financial statements

In the individual interim financial statements, interests in subsidiaries and jointly controlled entities are accounted for by the equity method of accounting. The same adjustments are made both to the individual financial statements and the consolidated interim financial statements. In the case of CSN, the accounting practices adopted in Brazil, applied to the individual interim financial statements, differ from IFRS applicable to the separate financial statements only with respect to the measurement of investments in subsidiaries and associates by the equity method of accounting, which under IFRSs must be measured at cost or fair value.

(d)        Foreign currencies

i.         Functional and presentation currency

Items included in the interim financial statements of each one of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.        Balances and transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as of June 30, 2012 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in equity as qualifying cash flow hedges and qualifying net investment hedges.

The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of June 30, 2012, US$1 is equivalent to R$2.0213 (R$1.8758 as of December 31, 2011), EUR 1 is equivalent to R$2.5606 (R$2.4342 as of December 31, 2011), and JPY 1 is equivalent R$0.02533 (R$0.02431 as of December 31, 2011).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to loans and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on non-monetary financial assets, such as investments in shares classified as available-for-sale, are included in comprehensive income in equity.

Starting 2012, in view of the changes in operations of the subsidiary Namisa Europe, its functional currency changed from the US dollar to the Brazilian real.

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iii.       Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•           Assets and liabilities in each balance sheet presented have been translated at the exchange rate prevailing at the end of the reporting period.

•           Income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates in effect at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates); and

•           All resulting exchange differences are recognized as a separate component in other comprehensive income.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

(e)        Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

(f)         Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for doubtful debts was recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the allowance.

(g)        Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled inventories are accounted for as processed when removed from the mine.  The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

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(h)        Investments

Investments in subsidiaries, jointly controlled entities and associates are accounted for by the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating revenue (or expenses) in the individual interim financial statements. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

When necessary, the accounting policies of subsidiaries and jointly controlled entities are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(i)       Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s new assets (see note 3).

(j)         Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 12. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, they are depreciated over the economic  useful lives for such assets. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are separately recognized as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Mineral rights acquired are classified as other assets in property, plant and equipment.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation expenditures include:

•           Research and analysis of exploration area historical data;

•           Topographic, geological, geochemical and geophysical studies;

•           Determine the mineral asset’s volume and quality/grade of deposits;

•           Examine and test the extraction processes and methods;

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•           Topographic surveys of transportation and infrastructure needs;

•           Market studies and financial studies.

The costs for the development of new mineral deposits or capacity expansion in mines in operations are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•          Drillings to define the ore body;

•          Access and draining plans;

•          Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months.  These parts are classified in property, plant and equipment and not in inventories.

(k)        Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations and/or those internally generated.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•         Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as ‘Intangible assets’ in the consolidated financial statements. In the individual balance sheet, goodwill is included in investments. Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

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•         Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated economic useful lives of 1 to 5 years.

(l)         Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment when whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

(m)       Employee benefits

i.       Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement for the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or reduction in future payments is available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value.  Any unrecognized costs of past services and the fair values of any plan assets are deducted.  The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid.  The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan.  In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries entities offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually evaluated by qualified independent actuaries.

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When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income and only registered in the income statements if the plan is extinguished.

ii.      Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

(n)        Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle a present obligation, and (iii) the amount can be reliably measured. Provisions are determined discounting the expected future cash flows based on a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the specific risks of the liability.

(o)        Concessions

The Company has government concessions and their payments are classified as operating leases.

(p)        Share capital

Common shares are classified in equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of taxes.

When any Group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in equity attributable to owners of the Company.

(q)        Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

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The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract.

(r)         Finance income and finance costs

Finance income includes interest income from funds invested (including available-for-sale financial assets), dividend income (except for dividends received from investees accounted for under the equity method in Company), gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established.  Distributions received from investees accounted for by the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, net of the discount to present value of the provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

(s)        Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax law enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions assumed in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions, when appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes.  The current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items directly recognized in equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the period at tax rates that have been enacted or substantially enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future. Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

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Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(t)         Earnings per share

Basic earnings per share are calculated by means of the profit for the period attributable to owners of the Company and the weighted average number of common shares outstanding in the related period. Diluted earnings per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings per share are equal to basic earnings per share.

(u)        Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period for providing for the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Company and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

(v)        Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Expenditures on research and development of new products for the period ended June 30, 2012 amounted to R$2,861 (R$3,130 for the period ended June 30, 2011).

(w)       Financial instruments

i)         Financial assets

Financial assets are classified into following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for- sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets of the time of initial recognition.

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•           Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designated as cash flow hedging instruments. Assets in this category are classified in current assets.

•           Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•           Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•           Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within up to 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

•           Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences on monetary securities are recognized in profit or loss, while exchange differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income and are only recognized in profit or loss when the investment is sold or written off as a loss.

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Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii)                 Impairment of financial assets

The Company assesses of the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•           Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include:

•         significant financial difficulty of the issuer or counterparty;

•         a breach of contract, such as default or delinquency in interest or principal payments;

•         the issuer, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•         it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•         the disappearance of an active market for that financial asset because of financial difficulties; or

•         observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- adverse changes in the payment status of borrowers in the portfolio;

- national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

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If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•           Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as: industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from equity and recognized in the income statement. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed through the income statement.

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 15).

iii)       Financial liabilities

Financial liabilities are classified into the following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities of the time of initial recognition.

•         Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, unless they have been designated as effective hedging instruments.

•         Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, and trade payables.

•           Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

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iv)      Derivative instruments and hedging activities

•           Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Other gains (losses), net”. Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

•           Foreign exchange gains or losses on foreign operations

Any gain or loss on the instrument related to the effective portion is recognized in equity. The gain or loss related to the ineffective portion is immediately recognized in the income statement under “Other gains (losses), net”.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(x)        Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 26).

(y)      Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

(z)      New standards and interpretations issued and not yet adopted

The information on the recently issued accounting standards and interpretations did not change significantly as compared to the one disclosed in note 2 to the financial statements for the year ended December 31, 2011.

3.       BUSINESS COMBINATION

•         Companhia Brasileira de Latas (“CBL”)

On July 12, 2011, CSN conducted, through its wholly-owned subsidiary “Prada”, a capital increase in Companhia Brasileira de Latas (“CBL”) through the capitalization of receivables. As a result, the Company became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital, represented by 784,055,451 common shares (“Acquisition”).

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The acquisition of CBL’s control will generate operating and administrative synergies that will result in a decrease in production costs, logistics costs, and administrative costs.

As mentioned in note 2(i), the acquisition method was used to account for identifiable assets acquired, liabilities assumed, and non-controlling interests. Non-controlling interests in CBL equivalent to 40.83% were proportionately determined, based on the fair value of identifiable assets acquired and liabilities assumed. Some of the non-controlling shareholders are in the corporate structure of CSN’s parent group.

The purchase price of R$43,316 was allocated between identified assets acquired and liabilities assumed, measured at fair value. The asset and liability identification process considered the intangible assets that were not recognized in the acquirees’ books. The transaction costs are represented by consulting services and lawyers’ fees totaling R$485, which have been allocated to profit or loss as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered on the acquisition of CBL’s control, and the calculation of the resulting goodwill.

Assets acquired and liabilities assumed	Carrying amounts	Fair value adjustments	Total fair value
Current assets	62,182	(7,465)	54,717
Non-current assets (*)	44,718	89,449	134,167
Current liabilities	(144,225)	10,522	(133,703)
Non-current liabilities (**)	(567,469)	351,035	(216,434)
Total assets acquired and liabilities assumed	(604,794)	443,541	(161,253)

(*) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$90,572. Total fair value of property, plant and equipment was measured at R$123,518.

(*) Comprising mainly the fair value adjustment to receivables from CSN amounting to R$388,640.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2011.

Goodwill arising on acquisition
(-) Book value of CBL	(604,794)
(+) Fair value of assets acquired and liabilities assumed	443,541
(=) Total fair value of assets acquired and liabilities assumed	(161,253)

Purchase price considered	43,316

Goodwill arising on acquisition	204,569

Goodwill arising on the acquisition comprises mainly the expected synergies generated by the business combination of Prada Embalagens with CBL.

The business combination with Companhia Brasileira de Latas, which took place on July 12, 2011, is under review of Conselho Administrativo de Defesa Econômica, or CADE, (Brazilian antitrust agency).

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•         Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L., CSN completed the acquisition of all the shares (“Shares”) of the Spanish companies (a) Dankerena Guipúzcoa, S.L. (currently named CSN Steel Holdings 2, S.L.U.) and Grupo Alfonso Gallardo Thüringen, S.L.U. (currently named CSN Steel Holdings 1, S.L.U.), holding companies that together hold 100% of the capital of the German company Stahlwerk Thüringen GmbH (“SWT”), a producer of long steel located in Unterwellenborn, Germany, specialized in the production of shapes and with installed capacity of 1.1 million metric tons of steel/year; and (b) Gallardo Sections S.L.U. (currently named CSN Steel Comercializadora, S.L.U.), a trader of SWT products, all previously held by Grupo Alfonso Gallardo, S.L.U. (“AG Group”).

This acquisition helps CSN to strengthen its role in the long steel segment, by strengthening its portfolio of world class assets.

As mentioned in Note 2(i), the acquisition method was used to account for identifiable assets acquired and liabilities assumed.

The purchase price of R$300,545 (€130,939) was allocated between identified assets acquired and liabilities assumed, measured at fair value. In the purchase price identification process, the Company considered the adjustments presented below and the starting point was the transaction amount of R$1,107,482 (€482,500):

Amounts in R$
Transaction price	1,107,482
Net debt	(860,743)
Provisions	(11,833)
Tax credits	13,555
Working capital	52,084
(=) Purchase price considered	300,545

The purchase price adjustments considered are preliminary and can be changed after the completion of the final price adjustment.

The transaction costs are represented by consulting services and lawyers’ fees totaling R$18,895, which have been included in the income statement, in general and administrative expenses, as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered in the acquisition of SWT and Gallardo Sections, and the calculation of the resulting goodwill.

Assets acquired	Carrying amounts	Fair value adjustments	Total fair value
Current assets	402,121	2,536	404,657
Non-current assets (*)	192,788	731,161	923,949
Current liabilities	(263,338)		(263,338)
Non-current liabilities (**)	(846,175)	(110,055)	(956,230)
Total assets acquired	(514,604)	623,642	109,038

(*) Comprising mainly the fair value adjustment to property, plant and equipment.

(**) Refers to the deferred income tax on the fair value adjustments.

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The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet are preliminary and can be changed after the completion of the valuation report estimated for the second half of 2012.

Goodwill arising on acquisition
(+) Purchase price considered	300,545
(-) Fair value of assets acquired and liabilities assumed	109,038
(=) Goodwill arising on acquisition	191,507

Goodwill arising on the acquisition was mainly based on expected future earnings, as described in note 13.

4.       RELATED-PARTY BALANCES AND TRANSACTIONS

a)       Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 47.86% of the voting shares.

Rio Iaco Participações S.A. holds 3.99% of CSN.

•    Liabilities

	Proposed			Paid
Companies	Dividends	Interest on capital	Total	Dividends	Interest on capital
Vicunha Siderurgia		113,885	113,885	574,267
Rio Iaco		9,499	9,499	47,897
Total at 6/30/2012		123,384	123,384	622,164
Total at 12/31/2011	622,164		622,164	777,706	184,987

Vicunha Siderurgia’s corporate structure is as follows (information not reviewed):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 39.99% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A., 59.99% of Vicunha Steel S.A. and 99.80% of Rio Iaco Participações S.A.

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b)       Transactions with subsidiaries and exclusive funds

•    Assets

Companies	Trade receivables	Short-term and other investments (1)	Intercompany loans (2)	Dividends receivable	Advance for future capital increase	Derivative financial instruments (3)	Total
CSN Islands VIII Corp.						357,327	357,327
CSN Portugal, Unipessoal Lda.	22,024						22,024
CSN Europe Lda.	9,920						9,920
CSN Handel GmbH	102,530						102,530
Companhia Metalúrgica Prada	246,700				29,000		275,700
CSN Cimentos S.A.	6,885				34,825		41,710
Transnordestina Logística S.A.	44		94,821		180,205		275,070
Florestal Nacional S.A.			175,128		8,522		183,650
Sepetiba Tecon S.A.	117			8,840			8,957
CSN Energia S.A.					3,000		3,000
Estanho de Rondônia S.A.				3,625			3,625
Fundos Exclusivos		671,588					671,588
Mineração Nacional S.A.				20			20
Companhia Brasileira de Latas	75,849						75,849
Total at 6/30/2012	464,069	671,588	269,949	12,485	255,552	357,327	2,030,970
Total at 12/31/2011	1,989,352	1,345,088	239,885	14,045	49,206	374,455	4,012,031

(1) The short-term investments and the investments in exclusive funds are managed by Banco BTG Pactual. As of June 30, 2012, short-term investments total R$433,846 (R$1,207,318 as of December 31, 2011) and investments in Usiminas shares total R$237,742 (R$137,770 as of December 31, 2011) both classified as available-for-sale investments.

(2) Transnordestina – R$ contracts: interest equivalent to 101.5% to 102.5% of the interbank deposit rate (CDI) with final maturity in June 2014. As of June 30, 2012, borrowings total R$94,821 (R$53,440 as of December 31, 2011) of which R$90,369 is classified in long term and R$4,452 is classified in short term.

Florestal Nacional – R$ contracts: interest equivalent to 100.5% to 101.5% of CDI with final maturity in January 2013.

(3) Financial instruments contract, specifically swap between CSN and CSN Islands VIII.

Intercompany receivables arise from product sales and service transactions between the parent and its subsidiaries.

The accounts receivable of Companhia Brasileira de Latas (“CBL”) of R$75,849 as of June 30, 2012 (R$45,550 as of December 31, 2011), relating to commercial transactions, totals R$322,668, and R$246,819 is  accrued for operations for the period before the acquisition, which is reversed only when received.

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•    Liabilities

Companies	Borrowings and financing			Other payables	Trade payables	Total
	Prepayment (1)	Fixed Rate Notes and Intercompany Bonds (2)	Intercompany borrowings (2)	Payables
CSN Islands VIII Corp.		1,500,743				1,500,743
CSN Portugal, Unipessoal Lda.	245,426					245,426
CSN Europe Lda.			66,343			66,343
CSN Resources S.A.	2,106,554	2,116,520	595,655			4,818,729
CSN Ibéria Lda.			49,058			49,058
Estanho Rondônia S.A.					6,939	6,939
Congonhas Minérios S.A.			1,336,807			1,336,807
CSN Cimentos S.A.				384,594		384,594
Other (*)					2,775	2,775
Total at 6/30/2012	2,351,980	3,617,263	2,047,863	384,594	9,714	8,411,414
Total at 12/31/2011	2,244,927	3,404,701	2,095,223	1,723	18,152	7,764,726

(1) US$ contracts - CSN Portugal: interest of 6.15% p.a. maturing in May 2015.

US$ contract - CSN Resources: interest of 4.07% p.a. with maturity extended to August 2022.

(2)     YEN contracts - CSN Islands VIII: interest of 5.65% p.a. maturing in December 2013.

US$ contracts - CSN Resources: interest of 4.14% p.a. maturing in July 2015.

US$ contracts - CSN Resources: Intercompany bonds with interest of 9.125% p.a. maturing in June 2047.

US$ contracts - CSN Europe: semiannual Libor + 2.25% p.a. maturing in December 2012.

US$ contracts - CSN Resources: interest of 2.01% to 2.50% p.a. maturing in February 2014.

US$ contracts - CSN Ibéria: semiannual Libor + 3% p.a. with undefined maturity.

R$ contracts - Congonhas Minérios: interest equivalent to 110.79% of CDI p.a. maturing in January 2013.

(*) Other: Companhia Metalúrgica Prada, Cia. Metalic Nordeste, Sepetiba Tecon and Companhia Brasileira de Latas.

•    Profit or loss

Companies	Revenues				Expenses
	Sales	Interest	Exchange differences	Total	Purchases	Interest	Exchange differences	Total
CSN Islands VIII Corp.						43,297	433,599	476,896
CSN Portugal, Unipessoal Lda.	54,514			54,514		7,727	33,741	41,468
CSN Europe Lda.			25,505	25,505		466		466
CSN Resources S.A.						120,324	349,137	469,461
CSN Export Europe, S.L.			33,785	33,785
Lusosider Aços Planos, S.A.			2,486	2,486
CSN Handel GmbH	447,955		31,458	479,413
International Investment Fund						144	1,565	1,709
CSN Ibéria Lda.	12,083		559	12,642		647		647
Companhia Metalúrgica Prada	571,495			571,495	12,622			12,622
CSN Cimentos S.A.	54,774			54,774	24,724			24,724
Cia. Metalic Nordeste	13,755			13,755	352			352
Estanho de Rondônia S.A.					17,030			17,030
Florestal Nacional S.A.		7,834		7,834
Sepetiba Tecon S.A.	2,339			2,339	596			596
Fundos Exclusivos		52,600		52,600
Congonhas Minérios S.A.						64,642		64,642
Transnordestina Logística S.A.	102	3,194		3,296
CSN Energia S.A.					114,865			114,865
Companhia Brasileira de Latas	40,692			40,692	1,318			1,318
Total at 6/30/2012	1,197,709	63,628	93,793	1,355,130	171,507	237,247	818,042	1,226,796
Total at 6/30/2011	1,284,188	8,365	313,667	1,606,220	50,725	385,855	28,174	464,754

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The main transactions carried out by the Company with its subsidiaries are sales and purchases of products and services, which include the supply of iron ore and steel, and the provision of port services.

c)       Transactions with jointly controlled entities

The Company’s strategic areas of mining, logistics and energy maintain equity interests in companies under joint control. The characteristics, objectives and transactions with these companies are as follows. The consolidated information is presented according to the criteria set out in note 2.

•    Assets

	Consolidated		Parent Company
Companies	Trade receivables	Total	Trade receivables	Dividends receivable	Total
Nacional Minérios S.A.	72,195	72,195	180,487	622,004	802,491
MRS Logística S.A.	127	127	190	67,403	67,593
Itá Energética				12,675	12,675
Total at 6/30/2012	72,322	72,322	180,677	702,082	882,759
Total at 12/31/2011	31,741	31,741	75,815	662,197	738,012

•    Liabilities

	Consolidated			Parent Company
Companies	Other payables		Trade payables	Other payables		Trade payables
	Advances from customers	Payables		Advances from customers	Payables
Nacional Minérios S.A.	3,320,973	3,342		8,302,433	8,352
MRS Logística S.A.		3,093	5		4,636	8
Companhia Brasileira de Serviços e Infraestrutura			1,996			3,992
Total at 6/30/2012	3,320,973	6,435	2,001	8,302,433	12,988	4,000
Total at 12/31/2011	3,270,663	8,966	7,085	8,176,658	15,845	10,618

Nacional Minérios: The advance from customers received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation for supply of iron ore and port services. The agreement is subject to interest rate of 12.5% p.a. and expires in September 2042.

MRS Logística: We have recorded in other payables the amount accrued to cover contractual expenses for take or pay and block rates relating to the railroad transportation agreement.

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•    Profit or loss

	Consolidated				Parent Company
Companies	Revenues		Expenses		Revenues		Expenses
	Sales	Interest	Purchases	Interest	Sales	Interest	Purchases	Interest
Nacional Minérios S.A.	229,993		3,190	197,599	574,983		7,976	493,997
MRS Logística S.A.			104,476				156,564
Companhia Brasileira de Serviços e Infraestrutura			13,428				26,856
Total at 6/30/2012	229,993		121,094	197,599	574,983		191,396	493,997
Total at 6/30/2011	200,134	16,965	151,576	191,379	500,335	42,412	245,211	478,448

The main transactions carried out by the Company with its jointly controlled entities are sales and purchases of products and services, which include the supply of iron ore, the provision of port services and railroad transportation, as well as the supply of electric power for operations.

d) Other consolidated related parties

•    CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 28.

•    Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the sponsor. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•    Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to current account operations and investments in fixed-income securities.

•    Ibis Participações e Serviços

Ibis Participações e Serviços is under the control of a Board member of the Company.

•    Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

The balances and transactions between the Company and these entities are as follows:

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I) Assets and liabilities

Companies	Assets			Liabilities
	Banks/short-term investments	Trade receivables	Total	Actuarial liabilities	Trade payables	Total
CBS Previdência (Nota 28)				11,673	7	11,680
Fundação CSN		1,504	1,504		166	166
Banco Fibra	72		72
Usiminas		1,493	1,493		2	2
Panatlântica		27,387	27,387
Total at 6/30/2012	72	30,384	30,456	11,673	175	11,848
Total at 12/31/2011	72	54,871	54,943	11,673	531	12,204

ii) Profit or loss

Companies	Revenues		Expenses
	Sales	Total	Pension fund expenses	Purchases/o ther expenses	Total
CBS Previdência			5,218		5,218
Fundação CSN				842	842
Usiminas	70,263	70,263		1,516	1,516
Panatlântica	134,516	134,516
Ibis Participações e Serviços				3,850	3,850
Companhia de Gás do Ceará				987	987
Total at 6/30/2012	204,779	204,779	5,218	7,195	12,413
Total at 6/30/2011	353,387	353,387	31,005	8,727	39,732

e) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and the executive officers. The following is information on the compensation of such personnel and the related balances as of June 30, 2012.

	6/30/2012	6/30/2011
	P&L	P&L
Short-term benefits for employees and officers	14,403	14,473
Post-employment benefits	27	20
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	14,430	14,493

n/a – not applicable

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f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

5.       CASH AND CASH EQUIVALENTS

	Consolidated		Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Current
Cash and cash equivalents
Cash and banks	192,251	101,360	38,473	14,047

Short-term investments
In Brazil:
Exclusive investment funds			433,846	1,207,318
Investment funds (*)			68,033	747,001
Government bonds	185,689	646,594
Private securities and debentures (**)	1,307,387	2,017,019	64,919	60,363
	1,493,076	2,663,613	566,798	2,014,682
Abroad:
Time deposits	12,005,151	12,652,420	1,961,298	44,515
Total short-term investments	13,498,227	15,316,033	2,528,096	2,059,197
Cash and cash equivalents	13,690,478	15,417,393	2,566,569	2,073,244

The funds available in the Company and subsidiaries set up in Brazil are basically invested in exclusive investment funds, with repurchase agreements backed by Brazilian government bonds with immediate liquidity. In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks.

The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and their assets collateralize possible losses on investments and transactions carried out. The funds’ unit holders also guarantee the funds’ equity in the event of losses arising from changes in interest and exchange rates, or other financial assets.

(*)    Investment funds: the “Vértice” investment fund’s portfolio is administered and managed by Caixa Econômica Federal (CEF).

(**)   Private securities: short–term investments in consolidated amounting to R$1,251,135 as of June 30, 2012 (R$1,952,274 as of December 31, 2011) and in Company amounting to R$64,919 and R$60,363, respectively, backed by Bank Certificates of Deposit, which yield pegged to the Interbank Certificates of Deposit rate (CDI).

Debentures: investments in consolidated amounting to R$56,252 as of June 30, 2012 (R$64,745 as of December 31, 2011), of jointly controlled entity MRS, which yield pegged to the Interbank Certificates of Deposit rate (CDI).

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6.       TRADE RECEIVABLES

	Consolidated		Parent Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Trade receivables
Third parties
Domestic market	971,432	950,388	526,671	675,297
Foreign market	733,443	701,807	13,060	4,869
Allowance for doubtful debts	(120,657)	(124,939)	(94,689)	(101,407)
	1,584,218	1,527,256	445,042	578,759
Related parties (Note 4 - b and c)	72,322	31,741	644,746	2,065,167
	1,656,540	1,558,997	1,089,788	2,643,926
Other receivables
Dividends receivable (Note 4 - b and c)			714,567	676,242
Loans to subsidiaries and jointly controlled entities	87,330	1,557	4,452	163,248
Other receivables	134,884	55,652	32,662	33,384
	222,214	57,209	751,681	872,874
	1,878,754	1,616,206	1,841,469	3,516,800

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 14 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$353,096 as of June 30, 2012 (R$262,367 as of December 31, 2011), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

	Consolidated		Parent Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Opening balance	(124,939)	(117,402)	(101,407)	(99,023)
Allowance for losses on trade receivables	(7,970)	(20,005)	(3,062)	(11,628)
Recovery of receivables	12,252	12,468	9,780	9,244
Closing balance	(120,657)	(124,939)	(94,689)	(101,407)

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7.       INVENTORIES

	Consolidated		Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Finished products	1,125,940	997,128	862,952	714,688
Work in process	725,351	776,918	620,073	680,997
Raw materials	754,275	847,598	570,261	693,155
Storeroom supplies	945,118	897,940	761,462	724,529
Iron ore	142,586	215,400	21,204	72,248
	3,693,270	3,734,984	2,835,952	2,885,617

Changes in the allowance for inventory losses are as follows:

	Consolidated		Parent Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Opening balance	(83,145)	(64,115)	(77,814)	(61,702)
Allowance for obsolete or slow-moving inventories	(17,283)	(19,030)	(16,110)	(16,112)
Closing balance	(100,428)	(83,145)	(93,924)	(77,814)

Allowances for certain items considered obsolete or slow-moving were recognized.

As of June 30, 2012, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483 as of December 31, 2011), as described in note 10.

8.       OTHER CURRENT ASSETS

The group of other current assets is comprised as follows:

	Consolidated		Parent Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Unrealized gains on derivatives (Note 15 I)	8,747	55,115
Guarantee margin on derivatives (Note 15 V)	387,567	407,467
Prepaid expenses	50,088	24,135	28,082	10,834
Recoverable taxes (*)	656,382	689,006	393,824	400,458
	1,102,784	1,175,723	421,906	411,292

  (*) Refer mainly to income tax and social contribution for offset, State VAT (ICMS), Federal VAT (IPI), Social security funding tax on revenue (COFINS) and social integration program tax on revenue (PIS).

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9.       INCOME TAX AND SOCIAL CONTRIBUTION

(a)     Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Income tax and social contribution income/(expenses)
Current	(109,037)	(110,247)	(58,488)	2,717
Deferred	836,541	(294,153)	781,445	(351,822)
	727,504	(404,400)	722,957	(349,105)

	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Income tax and social contribution income/(expenses)
Current		(17,890)		42,339
Deferred	929,664	(191,408)	814,383	(293,588)
	929,664	(209,298)	814,383	(251,249)

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The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Profit before income tax and social contribution	(1,683,310)	2,157,257	(1,771,398)	1,486,267
Tax rates	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	572,325	(733,467)	602,275	(505,331)
Adjustment to reflect effective rate:
Interest on capital benefit	80,912	74,352	40,727	34,568
Income subject to special tax rates or untaxed	401,129	430,265	400,949	306,689
Tax incentives	517	2,379	497	452
Adjustments arising from Law 11,941 and MP 470 installment plans		16,304		16,304
Sale of nondeductible securities		(186,483)		(186,483)
Tax loss carryforwards without recognizing deferred taxes	(54,239)		(32,113)
Impairment of available-for-sale security	(264,441)		(264,441)
Other permanent deductions (additions)	(8,699)	(7,750)	(24,937)	(15,304)
Income tax and social contribution in profit (loss) for the period	727,504	(404,400)	722,957	(349,105)
Effective tax rate	-43%	19%	-41%	23%

	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Profit before income tax and social contribution	(1,851,330)	1,965,301	(1,846,743)	1,389,733
Tax rates	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	629,452	(668,202)	627,893	(472,509)
Adjustment to reflect effective rate:
Interest on capital benefit	80,912	74,352	40,727	34,568
Share of profits of investees	170,836	524,818	107,427	341,307
Tax incentives		1,655		(272)
Adjustments arising from Law 11,941 and MP 470 installment plans		16,088		16,088
Sale of nondeductible securities		(146,928)		(146,928)
Other permanent deductions (additions)	48,464	(11,081)	38,336	(23,503)
Income tax and social contribution in profit (loss) for the period	929,664	(209,298)	814,383	(251,249)
Effective tax rate	-50%	11%	-44%	18%

(b)     Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the interim financial statements.

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	Consolidated		Parent Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Deferred tax assets
Income tax loss carryforwards	706,067	425,406	554,794	392,991
Social contribution loss carryforwards	200,287	157,858	200,039	141,445
Temporary differences	1,584,397	1,257,509	1,295,932	766,214
- Provisions for tax, social security, labor and civil risks	313,827	211,835	300,356	200,225
- Allowance for asset impairment losses	48,263	60,930	27,734	24,544
- Allowance for inventory losses	45,906	30,814	35,835	28,048
- Gains/losses on financial instruments	449,493	253,985	449,493	192,226
- Accrued pension plan payments	144,066	144,066	144,297	144,297
- Provision for interest on capital	80,976	74	80,976	74
- Allowance for long-term sales	1,221	1,221	1,221	1,221
- Accrued supplies and services	80,368	67,445	58,716	64,689
- Allowance for doubtful debts	34,193	45,342	32,051	41,854
- Goodwill on merger	173,854	371,153	16,718	23,406
- Unrealized exchange differences (*)	129,091		123,362
- Other	83,139	70,644	25,173	45,630
Non-current assets	2,490,751	1,840,773	2,050,765	1,300,650

Deferred tax liabilities
- Business combination	126,339	17,960
- Other	36,095	19,891
Non-current liabilities	162,434	37,851

(*) In 2012, the Company opted for taxing foreign exchange differences on a cash basis to calculate income tax and social contribution.

Related to a sole jurisdiction, thus presented at net amounts.

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets are reviewed quarterly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

Certain CSN subsidiaries have tax assets amounting to R$727,249 and R$180,276, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$10,231 expire in 2013, R$732 in 2014, R$29,429 in 2015, R$11,151 in 2022, R$33,061 in 2023, R$39,151 in 2024, R$95,148 in 2025, R$16,299 in 2026, and R$1,928 in 2027. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The tax benefit of goodwill of Nacional Minérios S.A., which arose on the merger of Big Jump in July 2009, amounted to R$1,391,858. Up to June 30, 2012 a total amount of R$811,918 (R$672,732 up to 2011) had been realized, leaving a remaining amount of R$579,940, which will be realized through 2014. The realization will amount to R$139,186 from July to December 2012, R$278,372 in 2013 and R$162,382 in 2014.

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The undistributed profits of the Company’s foreign subsidiaries have been invested and will continue to be indefinitely invested in their operations. These undistributed profits of the Company’s foreign subsidiaries amounted to R$7,813,301 as of June 30, 2012 (R$8,033,902 as of December 31, 2011).

(c)     Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are as follows:

	Consolidated		Parent Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Income tax and social contribution
Actuarial gains on defined benefit pension plan	54,714	54,714	54,651	54,651
Changes in the fair value on available-for-sale financial assets	(218)	241,484	(218)	179,725
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)

(d)     Tax incentives

The Company enjoys Income Tax incentives based on the legislation in effect, such as: Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents. As of June 30, 2012, these tax incentives total R$848 (R$1,914 as of December 31, 2011).

10.     OTHER NON-CURRENT ASSETS

The group of other non-current assets is comprised as follows:

	Consolidated		Parent Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Judicial deposits	988,705	954,711	898,250	877,672
Credits with the PGFN (*)	820,023	806,103	820,023	806,103
Recoverable taxes (**)	275,809	257,977	117,037	101,859
Prepaid expenses	103,102	115,853	23,070	24,560
Unrealized gains on derivatives (Note 15 I)	363,851	376,344	357,327	374,455
Iron ore inventories	144,483	144,483	144,483	144,483
Northeast Investment Fund - FINOR	9,914	47,754	8,452	46,292
Other	129,138	163,001	30,701	40,818
	2,835,025	2,866,226	2,399,343	2,416,242

(*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program) as described in note 17.

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period.

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11.     INVESTMENTS

a)       Direct equity interests in subsidiaries and jointly controlled entities

	6/30/2012							6/30/2011	12/31/2011
Companies	Number of shares (in units)		% Direct interest	Profit (loss) for the period	Assets	Liabilities	Equity	Profit (loss) for the period	% Direct interest	Assets	Liabilities	Equity
	Common	Preferred
CSN Islands VII Corp.	20,001,000		100.00	19,600	4,500,495	4,455,428	45,067	(3,720)	100.00	407,707	382,240	25,467
CSN Islands VIII Corp.	2,501,000		100.00	(1,946)	1,513,983	1,472,728	41,255	(100)	100.00	1,452,511	1,409,311	43,200
CSN Islands IX Corp.	3,000,000		100.00	30	846,337	845,048	1,289	1,359	100.00	786,167	784,908	1,259
CSN Islands X Corp.	1,000		100.00	(3,565)	58	44,400	(44,342)	1,930	100.00	70	40,847	(40,777)
CSN Islands XI Corp.	50,000		100.00	299	1,549,698	1,542,873	6,825	(484)	100.00	1,438,225	1,431,699	6,526
CSN Islands XII Corp.	1,540		100.00	(73,176)	1,807,973	2,020,280	(212,307)	(43,626)	100.00	1,735,094	1,874,226	(139,132)
Tangua Inc.				1,794				(1,306)	100.00	23,983		23,983
International Investment Fund	50,000		100.00	(1,101)	104		104	9,856	100.00	39,565	24,265	15,300
CSN Minerals S. L.	131,649,926		100.00	633,623	3,538,751	1,345	3,537,406	939,093	100.00	2,906,449	2,666	2,903,783
CSN Export Europe, S.L.	35,924,748		100.00	58,553	761,769	504	761,265	162,183	100.00	802,447	99,735	702,712
CSN Metals S.L.	256,951,582		100.00	94,603	1,235,979	124	1,235,855	(38,294)	100.00	1,147,456	6,682	1,140,774
CSN Americas S.L.	151,877,946		100.00	220,100	1,619,254	10,497	1,608,757	231,941	100.00	1,394,255	5,598	1,388,657
CSN Steel S.L.	454,072,527		100.00	(126,960)	2,299,569	348,293	1,951,276	(186,085)	100.00	4,042,029	268,566	3,773,463
Sepetiba Tecon S.A.	254,015,053		99.99	11,545	239,585	29,958	209,627	13,720	99.99	224,793	26,711	198,082
Mineração Nacional S.A.	1,000,000		99.99	35	1,123	21	1,102	44	99.99	1,090	23	1,067
CSN Aços Longos S. A.(*)								(334)
Florestal Nacional S.A.	15,474,625		99.99	(437,904)	206,916	722,344	(515,428)	(30,073)	99.99	386,218	681,574	(295,356)
Estanho de Rondônia S.A.	34,236,307		99.99	51	42,650	12,825	29,825	9,531	99.99	41,692	11,918	29,774
Cia Metalic Nordeste	92,293,156		99.99	848	157,891	40,708	117,183	9,137	99.99	156,915	40,579	116,336
Companhia Metalúrgica Prada	3,877,929		99.99	(173,655)	681,860	523,686	158,174	(112,861)	99.99	527,885	276,475	251,410
CSN Cimentos S.A.	3,589,478,498		99.99	(327,175)	1,015,446	158,827	856,619	(956)	99.99	1,221,115	157,207	1,063,908
INAL Nordeste S. A.(*)								(3,595)
Congonhas Minérios S.A.	64,610,863		99.99	(17,113)	1,991,449	2,009,760	(18,311)	(10,790)	99.99	2,014,364	2,015,562	(1,198)
CSN Energia S.A.	26,123		99.99	(11,717)	18,612	14,087	4,525	(4,211)	99.99	30,042	13,800	16,242
Transnordestina Logística S.A.	2,090,108,347	819,318,354	73.70	(29,008)	4,715,322	2,944,014	1,771,308	(18,449)	70.91	4,076,080	2,516,299	1,559,781
Nacional Minérios S.A.	475,067,405		60.00	978,346	15,187,882	2,036,451	13,151,431	1,050,060	60.00	13,857,646	1,684,561	12,173,085
Itá Energética S.A.	520,219,172		48.75	45,245	818,934	148,206	670,728	30,510	48.75	801,335	162,812	638,523
MRS Logística S.A.	188,332,687	151,667,313	27.27	178,097	5,781,770	3,430,064	2,351,706	269,823	27.27	5,542,786	3,243,844	2,298,942
CBSI - Companhia Brasileira de Serviços de Infraestrutura	3,752,292		50.00	(561)	8,563	7,250	1,313

(*) Merger of CSN Aços Longos on January 28, 2011 and Inal Nordeste on May 30, 2011.

The number of shares, the balances of assets, liabilities and equity, and the amounts of profit or loss for the period refer to 100% of the companies’ performance.

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b)       Changes in investments in subsidiaries and jointly controlled entities

	6/30/2012	12/31/2011
Opening balance of investments	22,573,890	17,023,295
Opening balance of impairment loss allowance	(476,463)	(140,875)
Capital increase/acquisition of shares	363,566	3,240,582
Capital reduction	(1,829,431)
Dividends	(54,190)	(853,316)
Share of profits of investees	507,121	4,397,137
Comprehensive income (*)	(162,960)	(1,281,507)
Merger of subsidiary (**)		(290,789)
Other	(27,502)	2,900
Closing balance of investments	21,684,420	22,573,890
Closing balance of impairment loss allowance	(790,389)	(476,463)

(*) Refers to the mark-to-market of investments classified as available-for-sale and the translation into the presentation currency, and, as described in Note 11.f), in 2011 the Company disposed of its interest in Riversdale;

(**) Merger of CSN Aços Longos on January 28, 2011 and Inal Nordeste on May 30, 2011.

c)       Additional information on the main operating subsidiaries

•         SEPETIBA TECON

It is engaged in operating Container Terminal No. 1 of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. The terminal is connected to UPV by the Southeast railroad network, the concession of which is granted to MRS Logística. The services provided are handling and storage of containers, steel products and cargo in general, among other products and services related to container washing, maintenance and sanitization.

•         ESTANHO DE RONDÔNIA - ERSA

Headquartered in the State of Rondônia, this subsidiary operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. In Itapuã do Oeste, where the mining business unit is based, it mines cassiterite (tin ore) while in Ariquemes it operates a foundry to obtain metallic tin, the raw material used by UPV for the production of tin plates.

•         CIA. METALIC NORDESTE

Headquartered in Maracanaú, State of Ceará, it is engaged in manufacturing metal containers basically sold to beverage industry. Its production is mainly sold in Brazil’s North and Northeastern market, and the lid surplus is sold in the foreign market.

Its operating unit has two different production lines: Cans, using as raw material tine-coated steel supplied by the parent company and Lids, using as raw material aluminum.

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•         COMPANHIA METALÚRGICA PRADA

Steel containers

Companhia Metalúrgica Prada is engaged in the manufacture and sale of steel containers, producing the best and safest cans, pails and spray cans. It supplies containers and lithography services to the main companies in the chemical and food industries.

On July 12, 2011, Companhia Metalúrgica Prada conducted a capital increase in Companhia Brasileira de Latas (“CBL”) through the capitalization of debentures and other receivables. As a result, Companhia Metalúrgica Prada became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital.

Companhia Brasileira de Latas is engaged in the manufacturing of steel containers supplied to the main companies in the chemical and food industries.

Distribution

The Distribution unit is engaged in the processing and distribution of steel sheet and plates and has a diversified product line. It supplies spools, rolls, plates, stripes, blanks, metal sheets, shapes, tubes, tiles, and other products to different manufacturing industries, from automotive to construction. It is also specialized in providing steel processing services, meeting the demand from nationwide companies.

•         CSN CIMENTOS

Headquartered in Volta Redonda, State of Rio de Janeiro, it is engaged in the production and sale of cement and uses as one of its raw materials the blast furnace slag from the pig iron production of UPV. CSN Cimentos started to operate on May 14, 2009.

At the beginning of 2011, CSN Cimentos started manufacturing clinker in its Arcos plant, in Minas Gerais. In January 2012, CSN acquired the trading unit of CSN Cimentos in Arcos, MG. As a result, the clinker plant is now a branch of CSN.

•         CSN ENERGIA

It is primarily engaged in the distribution and sale of electric power surpluses generated by CSN and companies, consortiums or other ventures in which the Company holds equity interests.

•           TRANSNORDESTINA LOGÍSTICA

It is primarily engaged in the operation and development of the railroad freight transportation public service in the Northeast of Brazil network.

As of June 30, 2012, CSN held 73.70% of the Company’s share capital.

d)       Investments in jointly controlled entities

The balances of the balance sheets and income statements of the companies under shared control are stated below and have been consolidated into the Company’s financial statements according to the percentage equity interests described in item (b) of note 2.

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	6/30/2012			12/31/2011
	Nacional	Itá	MRS	Nacional	Itá	MRS
Balance sheet	Minérios (*)	Energética	Logística	Minérios (*)	Energética	Logística
Current assets	5,586,517	100,895	921,766	4,155,543	81,729	917,291
Non-current assets	9,504,140	718,039	4,860,004	9,526,804	719,606	4,625,495
Long-term receivables	8,347,077	60,191	345,026	8,422,434	44,239	336,439
Investments, PP&E and intangible assets	1,157,063	657,848	4,514,978	1,104,370	675,367	4,289,056
Total assets	15,090,657	818,934	5,781,770	13,682,347	801,335	5,542,786

Current liabilities	1,672,505	112,049	1,176,743	1,260,068	100,175	1,108,938
Non-current liabilities	330,155	36,157	2,253,321	307,352	62,637	2,134,906
Equity	13,087,997	670,728	2,351,706	12,114,927	638,523	2,298,942
Total liabilities and equity	15,090,657	818,934	5,781,770	13,682,347	801,335	5,542,786

	6/30/2012			6/30/2011
	Nacional	Itá	MRS	Nacional	Itá	MRS
Income statements	Minérios (*)	Energética	Logística	Minérios (*)	Energética	Logística
Net revenue	1,812,046	127,178	1,443,031	1,692,674	119,292	1,356,921
Cost of sales and services	(1,303,139)	(32,101)	(972,397)	(967,163)	(39,273)	(785,410)
Gross profit	508,907	95,077	470,634	725,511	80,019	571,511
Operating (expenses) income	(177,801)	(25,006)	(126,564)	(33,044)	(26,411)	(72,078)
Finance income (costs), net	792,959	(1,536)	(70,858)	559,670	(7,372)	(81,187)
Profit before income tax and social contribution	1,124,065	68,535	273,212	1,252,137	46,236	418,246
Current and deferred income tax and social contribution	(150,995)	(23,290)	(95,115)	(218,968)	(15,726)	(148,423)
Profit for the period	973,070	45,245	178,097	1,033,169	30,510	269,823

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

•         NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, State of Minas Gerais, this company is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

CSN holds and consolidates proportionately 60% of Namisa.

•         ITÁ ENERGÉTICA S.A. - ITASA

Itasa is a corporation originally created to carry out the construction of the Itá hydroelectric power plant: contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

CSN holds 48.75% of Itasa’s share capital.

•         MRS LOGÍSTICA

This subsidiary is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network, located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.

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In 2008 CSN transferred to Nacional Minérios S.A. ("Namisa") in the form of a capital contribution a 10% equity interest of MRS. With this, its direct interest in MRS’s share capital previously of 32.93% decreased to 22.93% plus a 6% indirect interest held through Namisa, a proportionately consolidated subsidiary.

In addition to this direct interest, in 2010 CSN held an indirect interest of 4.34% through International Investment Fund (IIF). In December 2011, the Company acquired all the shares held by IIF.

As of March 31, 2012 the Company held a 27.27% direct interest and a 6% indirect interest in MRS’s share capital.

•         CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, in the city of Conquista, MG, with installed capacity of 210 MW. It consists of 5 bulb type generating units and is considered a major mark for power generation in Brazil.

CSN holds 17.92% of investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of June 30, 2012 is R$30,584 (R$31,751 as of December 31, 2011) and the amount of the expense attributable to CSN is RR$2,880 (R$3,378 as of June 30, 2011).

•         COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA

In December 2011, CSN subscribed to 1,876,146 common shares, corresponding to 50% of the capital of CBSI - Companhia Brasileira de Serviços de Infraestrutura (“CBSI”). The investment is the result of a joint venture between CSN and CKLS Serviços Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to subsidiaries, associates, controlling companies and third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

e)       Additional information on indirect interests held abroad

•            COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the liquidated Heartland Steel Inc., headquartered in Wilmington, State of Delaware, USA, it has an industrial plant in Terre Haute, State of Indiana, USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas, a subsidiary of CSN.

•            LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional - a company privatized by the Portuguese government that year, Lusosider is the only Portuguese steel company to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company provides in Paio Pires an installed capacity of around 550,000 metric tons per year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate. Products manufactured by Lusosider may be used in the packaging industry, civil construction (pipes and metallic structures), and in home appliance components.

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•            STAHLWERK THÜRINGEN GMBH (SWT)

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L.U., CSN acquired the company Stahlwerk Thüringen Gmbh, as mentioned in note 3.

Stahlwerk Thüringen Gmbh was incorporated in 1992, from the discontinued Maxhütte steel industrial complex, in Unterwellenborn, Germany, and produces steel shapes for construction, in accordance with international quality standards. It main raw material is steel scrap and its installed capacity is 1.1 million metric tons of steel/year.

f)        Other investments

•         RIVERSDALE MINING LIMITED - Riversdale

On April 20, 2011, the Company adhered to the tender offer of Riversdale Mining Limited (“Riversdale”) shares conducted by Rio Tinto. Therefore, the Company sold 100% of its equity interest held in Riversdale’s share capital, corresponding to 47,291,891 shares of the price of A$16.50 per share, totaling A$780,316.

•         PANATLÂNTICA

On January 5, 2010, the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the capital stock of Panatlântica S.A., a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is carried at fair value.

CSN currently holds 9.40% of Panatlântica’s total share capital.

•         USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS ("USIMINAS"),  headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations. USIMINAS produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, to be sold in the domestic market and also for exports. It also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. USIMINAS also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, ports, as well as in locations strategic for the shipment of its production.

As of December 31, 2011, the Company reached holdings of 11.97% in common shares and 20.14% in preferred shares of Usiminas' share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“Bovespa”: USIM3 and USIM5).

The breakdown of consolidated investments is as follows:

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	Consolidated
	6/30/2012	12/31/2011
Panatlântica	11,591	12,030
Usiminas	1,205,455	2,077,277
Other	1,486	(1,082)
	1,218,532	2,088,225

12.     PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Buildings	Mach., equip. and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance as of December 31, 2011	194,584	1,455,120	7,624,955	33,402	7,056,319	1,012,696	17,377,076
Effect of foreign exchange differences	2,631	8,314	66,079	377	129	1,769	79,299
Acquisition through business combination	22,814	85,578	837,363	4,909	1,080	12,087	963,831
Acquisitions					1,558,548		1,558,548
Capitalized interest					202,807		202,807
Write-offs		(39)	(2,470)	(26)	(740)	(125)	(3,400)
Depreciation		(25,757)	(504,853)	(2,959)		(42,609)	(576,178)
Reversal of allowance for loss on asset disposal						(6,711)	(6,711)
Transfers to other asset categories	5,395	73,213	436,219	3,407	(545,403)	27,169
Transfers to intangible assets			92		(2,290)	(787)	(2,985)
Other		(22)	6,601		20,155	(7,933)	18,801
Balance as of June 30, 2012	225,424	1,596,407	8,463,986	39,110	8,290,605	995,556	19,611,088

	Parent Company
	Land	Buildings	Mach., equip. and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance as of December 31, 2011	102,673	804,309	5,845,184	25,313	3,140,332	330,034	10,247,845
Acquisitions					1,099,287		1,099,287
Capitalized interest					135,711		135,711
Write-offs			(82)	(12)			(94)
Depreciation		(14,477)	(423,996)	(2,248)		(6,391)	(447,112)
Transfers to other asset categories	995	144,348	374,929	2,491	(555,885)	33,122
Transfers to intangible assets					(837)		(837)
Other		(22)	6,199		20,181	(9,535)	16,823
Balance as of June 30, 2012	103,668	934,158	5,802,234	25,544	3,838,789	347,230	11,051,623

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers. In Company, it also includes leasehold improvements, vehicles, hardware, mines and fields and replacement storeroom supplies.

The breakdown of the projects comprising construction in progress is as follows:

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					Consolidated
	Project objective	Start date	Completion date		6/30/2012	12/31/2011
Logistics
	Expansion of Transnordestina railroad by 1,728 km to boost the transportation of varied products as iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2013/14		4,185,209	3,489,871
	Expansion of MRS's capacity and current investments for maintenance of current operations.				200,698	290,410
	Current investments for maintenance of current operations.				9,975	15,479
					4,395,882	3,795,760
Mining
	Expansion of Casa de Pedra Mine capacity production to 42 Mtpa.	2007	2012/13	(1)	1,463,043	1,322,433
	Expansion of TECAR to permit an annual exportation of 60 Mtpa.	2009	2013		547,669	425,134
	Expansion of Namisa capacity production to 39 Mtpa.	2008	2015/16		118,261	137,059
	Current investments for maintenance of current operations.				10,735	46,421
					2,139,708	1,931,047
Steel
	Implementation of the long steel mill in the states of Rio de Janeiro, Minas Gerais and São Paulo for production of rebar and wire rod.	2008	2013	(2)	1,168,054	907,521
	Current investments for maintenance of current operations.				387,473	256,718
					1,555,527	1,164,239
Cement
	Construction of cement plants in the Northeast, South, and in Arcos, MG.	2011	2013	(3)	147,310	132,986
	Construction of clinker plant in Arcos, MG	2007	2012	(4)	32,759	27,536
	Current investments for maintenance of current operations.				19,419	4,751
					199,488	165,273
Total construction in progress					8,290,605	7,056,319

(1)    Expected date for completion of the 40 Mtpa and 42 Mtpa Stages

(2)     Expected date for completion of the Rio de Janeiro unit

(3)    Expected date for completion of new grinding in Arcos - MG

(4)    Start-up in March 2011, expected date for completion of construction works: second half of 2012.

The costs classified in construction in progress comprise basically the acquisition of services, purchase of parts to be used as investments for improvement of performance, upgrading of technology, enlargement, expansion and acquisition of assets that will be transferred to the relevant line items and depreciated as from the time they are available for use.

The costs incurred to refurbish and replace property, plant and equipment items totaled R$126,099 as of June 30, 2012 (R$247,495 as of June 30, 2011), which were capitalized and will be depreciated over the period until the next maintenance event.

Other repair and maintenance expenses are charged to operating costs and expenses when incurred.

In view of the need to review the useful lives of least every financial year, in 2011 management performed the review for all the Company’s units. As a result, the estimated useful lives for the current year are as follows:

	Consolidated	Parent Company
Buildings	46	44
Machinery, equipment and facilities	13	13
Furniture and fixtures	10	10
Other	34	13

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a)        As of June 30, 2012, the Company capitalized borrowing costs amounting to R$202,807 (R$143,069 as of June 30, 2011) in consolidated and R$135,711 (R$95,025 as of June 30, 2011) in Company. These costs are basically estimated for mining, cement, long steel and Transnordestina projects, mainly relating to: (i) Casa de Pedra Mine expansion; (ii) construction of the cement plant in Volta Redonda, RJ, and the clinker plant in the city of Arcos, MG; (iii) construction of  the long steel mill in the city of Volta Redonda, RJ; and (iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the Suape, State of Pernambuco, and Pecém, State of Ceará, ports.

The rates used to capitalize borrowing costs are as follows:

	6/30/2012		6/30/2011
Rates		Rates
Specífic projects	Non-specific projects	Specífic projects	Non-specific projects
TJLP + 1.3% to 3.2%	9.38%	TJLP + 1.3% to 3.2%	10.95%
UM006 + 2.7%		UM006 + 2.7%

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b)        Additions to depreciation, amortization and depletion for the period were distributed as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Production cost	558,292	437,519	281,918	232,090
Selling expenses	4,022	3,542	2,032	1,784
General and administrative expenses	13,718	15,181	6,911	7,755
Other operating expenses	6,399	11,183	3,181	4,277
	582,431	467,425	294,042	245,906

	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Production cost	436,480	358,969	221,373	191,766
Selling expenses	3,079	2,674	1,560	1,352
General and administrative expenses	3,931	3,436	1,954	1,813
Other operating expenses	5,733	10,704	2,751	4,000
	449,223	375,783	227,638	198,931

c)       The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within our property limits.

As of June 30, 2012 the net property, plant and equipment of Casa de Pedra was R$2,790,083 (R$2,485,077 as of December 31, 2011), represented mainly by construction in progress amounting to R$1,463,043 (R$1,322,433 as of December 31, 2011).

13.     INTANGIBLE ASSETS

	Consolidated				Parent Company
	Goodwill	Software	Other	Total	Goodwill	Software	Total
Balance as of December 31, 2011	567,406	32,089	3,879	603,374	13,091	8,101	21,192
Effect of foreign exchange differences	22,136	69	104	22,309
Acquisitions through business combination (*)	191,507			191,507
Acquisitions and expenditures		90	472	562
Transfer of property, plant and equipment		2,959	26	2,985		837	837
Amortization		(6,179)	(74)	(6,253)		(2,111)	(2,111)
Other movements		112		112
Balance as of June 30, 2012	781,049	29,140	4,407	814,596	13,091	6,827	19,918

(*) Goodwill based on expected future earnings, arising on the business combination of CSN Steel S. L. with the companies Stahlwerk Thüringen Gmbh (SWT) and Gallardo Sections on January 31, 2012.

The useful life of software is one to five years.

Goodwill: The economic basis of goodwill is the expected future earnings and, in accordance with the new pronouncements, these amounts are not amortized since January 1, 2009, when they became subject only to impairment testing.

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Goodwill on investments	Balance at 6/30/2012	Investor
Flat steel	13,091	CSN
Subtotal Parent Company	13,091
Mining	347,098	Namisa
Packaging (*)	207,217	CSN
Long steel	191,507	CSN Steel S.L.
Total consolidated	758,913

(*) Goodwill of the cash-generating unit (CGU) Packaging is presented net of an impairment loss recorded in 2011 amounting to R$60,861.

14.     BORROWINGS, FINANCING AND DEBENTURES

	Consolidated					Parent Company
		Current liabilities		Non-current liabilities			Current liabilities		Non-current liabilities
	Rates in (%)	6/30/2012	12/31/2011	6/30/2012	12/31/2011	Rates in (%)	6/30/2012	12/31/2011	6/30/2012	12/31/2011
FOREIGN CURRENCY
Prepayment	1% to 3.50%	251,040	381,333	1,050,125	573,388	1% to 3.50%	251,040	381,333	1,050,125	573,388
Prepayment	3.51% to 7.50%	25,383	148,597	990,437	1,281,171	3.51% to 7.50%	134,907	276,615	3,232,893	3,398,081
Perpetual bonds	7.00%	2,751	2,553	2,021,300	1,875,800
Fixed rate notes	9.75%	4,516	4,191	1,111,715	1,031,690	4.142%	7,858	7,292	886,967	823,120
Fixed rate notes						5.65%	3,993	4,058	1,496,750	1,436,478
Fixed rate notes	6.5%	69,634	53,851	2,425,560	1,875,800	9.125%	8,915	8,273	1,212,780	1,125,480
Fixed rate notes	6.875%	28,661	26,598	1,515,975	1,406,850
Fixed rate notes	10.5%	37,057	34,390	808,520	750,320
Financed imports	6.01% to 8.00%	32,999	25,248	59,979	27,310	6.01% to 8.00%	7,014	6,254	3,102	5,758
CCB	1.54%		176,440			1.54%		176,440
	Res. 635/87 interest					Res. 635/87 interest +
BNDES/FINAME		32,089	25,903	26,612	36,750		29,423	23,425	24,401	33,466
	+ 1.7% and 2.7%					1.7% and 2.7%
Intercompany						6M Libor + 2.25 and 2.26% + 3.00% and 3.9961%	39,127	534,185	671,929	205,028
Other	1.40% to 8.00% and CDI + 1.2%	24,462	105,442	410,617	145,438	1.40% to 8.00% and 6M Libor + 2.56%		87,811
		508,592	984,546	10,420,840	9,004,517		482,277	1,505,686	8,578,947	7,600,799
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 5%	395,509	430,432	2,040,070	1,744,727	TJLP + 1.5% to 3.2%	253,819	226,891	928,434	782,416
Debentures	103.6% and 110.8% CDI and 1% + TJLP	40,927	672,073	2,864,552	2,822,424	103.6% and 110.8% CDI	20,139	655,755	1,150,000	1,150,000
Prepayment	104.8%. 109.5% and 111% CDI	613,517	537,128	4,423,224	4,523,224	104.8% and 109.5 % CDI	593,167	510,072	2,366,667	2,466,667
CCB	112.5% CDI	77,259	101,280	7,200,000	7,200,000	112.5% CDI	77,259	101,280	7,200,000	7,200,000
Promissory notes	105.8% CDI	817,696				105.8% CDI	817,696
Intercompany						100.5% to 105.5% CDI	1,336,807	1,356,010
Other		11,733	9,509	30,483	37,058		1,897	1,845	4,741	5,528
		1,956,641	1,750,422	16,558,329	16,327,433		3,100,784	2,851,853	11,649,842	11,604,611
Repayment of borrowings and financing		2,465,233	2,734,968	26,979,169	25,331,950		3,583,061	4,357,539	20,228,789	19,205,410
Transaction costs and issue premiums		(33,656)	(32,885)	(115,641)	(145,445)		(30,135)	(27,398)	(100,949)	(114,133)
Total borrowings and financing + transaction costs		2,431,577	2,702,083	26,863,528	25,186,505		3,552,926	4,330,141	20,127,840	19,091,277

The balances of prepaid intragroup borrowings related to the Company total R$2,351,980 as of June 30, 2012 (R$2,244,927 as of December 31, 2011) and the balances of Fixed rate notes and Intercompany bonds total R$3,617,263 (R$3,404,701 as of December 31, 2011), see note 4.

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•         Funding transaction costs

As of June 30, 2012 funding transaction costs are as follows:

									Consolidated
	Short term	Long term
		2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	1,789	1,816	856	265	(508)	(508)	444	2,365	6.5% to 10%	6.75% to 10.7%
BNDES	472	291	423	389	389	389	3,537	5,418	1.3% to 1.7%	1.44% to 7.39%
BNDES	1,578	799	273					1,072	2.2% to 3.2%	7.59% to 9.75%
Prepayment	8,059	3,990	6,397	2,219	2,219	2,219	1,354	18,398	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	509	255	509	509	509	346		2,128	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	7,484	17,651	13,902	13,902	10,057	18,046	81,042	112.5% CDI	11.33% to 14.82%
Other	3,777	561	821	821	821	821	1,373	5,218	105.8% and 110.8% CDI	12.59% and 13.27%
	33,656	15,196	26,930	18,105	17,332	13,324	24,754	115,641

									Parent Company
	Short term	Long term
		2013	2014	2015	2016	2017	After 2017	Total	TJ (1)	TIR (2)
Fixed rate notes	701	1,333						1,333	9.13%	10.01%
BNDES	307	153	239	205	205	205	2,050	3,057	1.30% to 1.70%	1.44% to 7.39%
BNDES	1,453	727	242					969	2.2% to 3.2%	7.59% to 9.75%
Prepayment	6,309	3,116	4,647	469	469	469	625	9,795	109.50% CDI	10.08%
Prepayment	509	255	509	509	509	346		2,128	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	7,484	17,651	13,902	13,902	10,057	18,046	81,042	112.5% CDI	11.33% to 14.82%
Other	3,384	331	427	427	427	427	586	2,625	105.8 and 110.8% CDI	12.59% and 13.27%
	30,135	13,399	23,715	15,512	15,512	11,504	21,307	100,949

(1)      TJ – Annual interest rate contracted

(2)      TIR – Annual internal rate of return

•         Maturities of borrowings, financing and debentures presented in non-current liabilities

As of June 30, 2012, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

	Consolidated		Parent Company
2013	2,014,815	7%	2,190,386	11%
2014	2,129,878	8%	2,506,625	12%
2015	2,655,199	10%	2,437,746	12%
2016	2,770,614	10%	1,672,419	8%
2017	3,484,354	13%	2,470,475	12%
After 2017	11,903,009	45%	8,951,138	45%
Perpetual bonds	2,021,300	7%
	26,979,169	100%	20,228,789	100%

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•         Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

	Consolidated		Parent Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Opening balance	27,888,588	20,089,447	23,421,418	15,183,349
Funding	1,842,696	7,824,012	1,065,128	7,314,956
Amortization	(2,499,295)	(3,614,606)	(2,540,645)	(2,818,933)
Other (*)	2,063,116	3,589,735	1,734,865	3,742,046
Closing balance	29,295,105	27,888,588	23,680,766	23,421,418

(*) Includes foreign exchange differences and inflation adjustments.

Loan and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of June 30, 2012.

In January 2012, the Company secured a financing facility contracted by its subsidiary CSN Steel S.L., amounting to €120 million, to partially finance the acquisition of all the shares held by Grupo Alfonso Gallardo, S.L.U. (“Gallardo Group”) in the companies Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections S.L.U.

In January 2012, the Company priced, through its wholly-owned subsidiary CSN Resources S.A., an additional bond issue amounting to US$200 million, by reopening the US$1 billion bonds, maturing in July 2020.

In March 2012, the Company conducted the first issue of commercial promissory notes (“Promissory Notes”) for public distribution with restricted efforts. The Issue comprised 40 promissory notes with unit face value of R$20,000, totaling R$800,000, which were fully subscribed and paid in.

•         Debentures

i. Companhia Siderúrgica Nacional

4th issue

In February 2012, the Company settled the fourth issue debentures amounting to R$600,000 in principal and R$35,285 in interest).

5th issue

As approved at the Board of Directors’ meeting held on July 12, 2011, the Company issued on July 20, 2011, 115 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10,000. These debentures were issued in the total amount of R$1,150,000 and the proceeds from their trading with financial institutions were received on August 23, 2011.

The face value of these debentures earns interest equivalent to 110.8% of CDI, as released by Cetip, per year, and maturity of the face value is scheduled for July 20, 2019, with an early redemption option.

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ii. Transnordestina Logística

On March 10, 2010 Transnordestina Logística S.A obtained approval from the Northeast Development Fund – FDNE for issue of the 1st Series of its 1st Private Issue of convertible debentures, consisting of eight series in the total amount of R$2,672,400. The first, third, and fourth series refer to funds to be invested in the Missão Velha – Salgueiro – Trindade e Salgueiro – Porto de Suape module, which also includes the investments in the Suape Port, and the reconstruction of the Cabo to Porto Real de Colégio railroad section. The second, fifth and sixth series refer to funds to be invested in the Eliseu Martins – Trindade module. The seventh and eighth series refer to funds to be invested in the Missão Velha – Pecém module, which also includes the investments in the Pecém Port.

		General	Number	Unit				Balance (R$)
Issue	Series	meeting	issued	face value	Issue	Maturity	Charges	3/31/2012
1st	1st	2/8/2010	336,647,184	R$ 1.00	3/9/2010	10/3/2027	TJLP + 0.85% p.a.	336,647
1st	2nd	2/8/2010	350,270,386	R$ 1.00	11/25/2010	10/3/2027	TJLP + 0.85% p.a.	350,270
1st	3rd	2/8/2010	338,035,512	R$ 1.00	12/1/2010	10/3/2027	TJLP + 0.85% p.a.	338,036
1st	4th	2/8/2010	468,293,037	R$ 1.00	10/4/2011	10/3/2027	TJLP + 0.85% p.a.	468,293

•         Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties, as shown in the table below, and do not include guarantees provided for subsidiaries and jointly controlled entities.

	6/30/2012	12/31/2011
Property, plant and equipment	15,944	19,383
Collateral transfer (*)		87,550
	15,944	106,933

(*) In March 2012 the Company settled the loan guaranteed by a collateral transfer and paid R$89,438.

15.     FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by the use of Brazil’s money market and mercantile and futures exchange quotations. The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

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•             Classification of financial instruments

	6/30/2012						12/31/2011
Consolidated	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances
Assets
Current assets
Cash and cash equivalents	5			13,690,478		13,690,478			15,417,393		15,417,393
Trade receivables, net	6			1,656,540		1,656,540			1,558,997		1,558,997
Guarantee margin on financial instruments	8 and 15			387,567		387,567			407,467		407,467
Derivative financial instruments	8 and 15		8,747			8,747		55,115			55,115

Non-current assets
Other trade receivables				11,778		11,778			57,797		57,797
Investments		1,217,046				1,217,046	2,089,307				2,089,307
Derivative financial instruments	10		363,851			363,851		376,344			376,344
Financial assets measured at amortized cost				118,132		118,132			139,679		139,679

Liabilities
Current liabilities
Borrowings, financing and debentures	14				2,465,233	2,465,233				2,734,968	2,734,968
Derivative financial instruments	15 and 16		2,801			2,801		2,971			2,971
Trade payables					1,517,224	1,517,224				1,232,075	1,232,075
Non-current liabilities
Borrowings, financing and debentures	14				26,979,169	26,979,169				25,331,950	25,331,950
Derivative financial instruments	15 and 16		356,497			356,497		373,430			373,430

•             Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements of three hierarchy levels.

•             Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•             Level 2: other available inputs, except those of Level 1 that are observable for the asset or liability, whether directly (i.e., prices) or indirectly (i.e., derived from prices)

•             Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value using a valuation method:

	6/30/2012				12/31/2011
Consolidated	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		8,747		8,747		55,115		55,115

Non-current assets
Available-for-sale financial assets
Investments	1,217,046			1,217,046	2,089,309			2,089,309

Financial assets at fair value through profit or loss
Derivative financial instruments		363,851		363,851		376,344		376,344

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		2,801		2,801		2,971		2,971

Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		356,497		356,497		373,430		373,430

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II – investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil and abroad involving top ranked companies classified by international rating agencies as investment grade, which are recognized in non-current assets, and any gains or losses are recognized in equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred  (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of the Usiminas shares through the end of the first half of 2012, the Company has evaluated whether, at the end of the reporting period, there is objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a decline of 20% or more in its market value or from the time there is a significant decline in its market value as compared to its acquisition cost during more than twelve months.

As USIM3 and USIM5 shares are equity instruments of the same company and due to the different characteristics attached to Usiminas’ equity instruments (common and preferred shares), CSN analyzed the decline in the market value by type of equity instrument. The individual monitoring allows a detailed analysis of the decline percentage and period and each equity instrument’s characteristics, such as, asset risk, industry, and volatility.

To determine the period of decline in the market value of the Usiminas Shares below their cost, CSN compared their average cost of acquisition as of June 30, 2012 with the last date when the maximum quotation was above this weighted average (common share: 7 months, preferred share: 13 months). According to management, this analysis shows that neither USIM3 shares nor the USIM5 shares presented a prolonged decline in their quotations, based on the Company’s policy.

To determine the decline percentage, we have analyzed volatility, which represents a dispersion measure of a share or market index returns. The more a share price varies over a short period of time, the higher is the risk of financial gain or loss if the share is traded and, therefore, volatility is a risk measure. The historical volatility of a share is calculated and taken into account to identify the expected fluctuation of the related instrument, measure the expected future volatility of the analyzed equity instrument, and conclude if the decline in the market value of an instrument below its cost should or not be considered significant.

The table below illustrates this index for a twelve-year period (as from December 31, 2011), a sufficiently long period to eliminate volatility peaks caused by domestic and international economic crises:

	Volatility
Period
	USIM3	USIM5
1/3/2000 to 12/31/2011	50.42%	48.57%

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Based on this information, the criteria adopted by management, and the relevant accounting and legal rules, management concluded that the decline in the market value as compared to the acquisition cost of the USIM3 and USIM5 shares as of June 30, 2012, of 66.3% and 59.0%, respectively, should be considered a significant decline in the market value of these equity instruments.

Considering the quantitative and qualitative analyses above, management concluded, in its best judgment, that there is evidence of impairment of the investment in Usiminas Shares as of June 30, 2012, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,599,485, net of income tax and social contribution, to profit/loss for the period, recognizing R$2,022,793 in other operating expenses and R$423,308 in deferred taxes.

The Company continues to evaluate strategic alternatives with respect to its investment in Usiminas. These initiatives can impact, among others, the way an investment is recorded in the Company’s financial statements.

III – Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and possible losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the interim financial statements of their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

	6/30/2012		12/31/2011
	Carrying amount	Fair value	amount	Fair value
Perpetual bonds	2,024,051	2,016,403	1,878,353	1,819,903
Fixed rate notes	6,001,638	6,308,710	5,183,690	5,832,364

IV     Financial risk management policy

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedge instruments are also periodically reviewed.

The risk management policy was established by the Board of Directors. Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

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Under the terms of the risk management policy, the Company manages some risks by using derivative financial instruments. The Company’s risk policy prohibits any speculative deals or short sales.

•           Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 14.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

	Consolidated
At June 30, 2012	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,465,233	4,144,693	8,910,167	13,924,309	29,444,402
Derivative financial instruments	2,801	356,497			359,298
Trade payables	1,517,224				1,517,224

December 31, 2011
Borrowings, financing and debentures	2,734,968	2,263,889	6,724,483	16,343,578	28,066,918
Derivative financial instruments	2,971	373,430			376,401
Trade payables	1,232,075				1,232,075

•           Foreign exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in dollar and euro, thus arriving at its net exchange exposure, which is the foreign currency exposure risk. Therefore, besides the trade receivables arising from exports and investments overseas that in economic terms constitute natural hedges, the Company further considers and uses various financial instruments, such as derivative instruments (US$ to real and euro to dollar swaps, and forward exchange contracts, etc.) to manage its risks of fluctuations in currencies other than the Brazilian real.

•           Policies on the use of hedging derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statement should consider the same parameters. As provided for in internal rules, this financial investment policy has been approved and is being managed by the finance officers.

At the meetings of the Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the bylaws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

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To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US dollar, which causes Management to seek hedging for debt through derivative financial instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•           ongoing calculation of exchange exposure that occurs by analyzing assets and liabilities exposed to foreign currency, under the following terms: (i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations;

•           presentation of the financial position and exchange exposure on a routine basis of meetings of the Executive Officers and Board of Directors that approve the hedging strategy;

•           carrying out derivative hedging transactions only with leading banks, diluting the credit risk through diversification among these banks;

The consolidated net exposure as of June 30, 2012 is as follows:

6/30/2012
Foreign Exchange Exposure	(Amounts in US$ thousand)	(Amounts in € thousand)
Cash and cash equivalents overseas	5,884,526	13,933
Derivative guarantee margin	191,742
Trade receivables - foreign market	282,483	63,142
Intercompany loans	81,449
Advances to suppliers	53,166	501
Other assets	561
Total assets	6,493,927	77,576
Borrowings and financing	(5,229,085)
Trade payables	(98,006)	(1,102)
Intercompany borrowings	(19,741)
Other liabilities	(13,154)
Total liabilities	(5,359,986)	(1,102)
Gross exposure	1,133,941	76,474
Notional amount of derivatives contracted	78,202	(90,000)
Net exposure	1,212,143	(13,526)

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•           Exchange swap transactions

The Company carries out exchange swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real parity. This hedge through exchange swaps provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

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As of June 30, 2012, the Company had a long position in exchange swap of US$10,000,000 (US$367,856,000 as of December 31, 2011) where we received, in the long position, exchange rate change plus 3.5% per year on average (in 2011, exchange rate change plus 3.4541% per year), and paid 100% of CDI, in the short position of the exchange swap contract.

As of December 31, 2011 the Company had a short position in a foreign exchange swap of US$100,000,000, where we paid, in the short position, exchange rate change plus interest of 2.39% per year.

As of June 30, 2012, the consolidated position of these contracts is as follows:

a) Outstanding transactions

•           US dollar-to-real exchange swap

		6/30/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (US$ thousand)	Asset position	Liability position	Amount receivable/ (payable)	Notional amount (US$ thousand)	Asset position	Liability position	Amount receivable/ (payable)

HSBC	6/15/2012 to 12/3/2012	6,654	13,759	(11,790)	1,969	101,317	192,919	(176,554)	16,365
Société Générale	6/1/2012 to 8/1/2012	9,981	20,784	(17,783)	3,001	16,635	30,554	(29,362)	1,192
Bradesco	8/1/2012 to 10/1/2012	4,990	10,218	(9,228)	990	3,327	6,279	(5,743)	536
Banco do Brasil	7/2/2012 to 2/1/2013	9,981	20,487	(19,082)	1,405	6,654	12,605	(12,413)	192
Santander	10/1/2013 to 1/2/2015	14,990	31,504	(28,948)	2,556	14,990	28,900	(28,416)	484
Goldman Sachs	12/17/2012 to 2/1/2013	6,654	13,499	(12,149)	1,350	190,000	371,174	(352,514)	18,660
Banco de Tokyo	12/15/2016	24,952	49,112	(48,454)	658	24,952	46,980	(47,960)	(980)
JP Morgan						9,981	19,127	(18,556)	571
		78,202	159,363	(147,434)	11,929	367,856	708,538	(671,518)	37,020

•           Real-to-US dollar exchange swap

	12/31/2011
		Appreciation (R$)		Fair value (market)
Counterparties	Notional amount (US$’000)	Long position	Short position	Amount (payable)
Goldman Sachs	(70,000)	130,266	(130,787)	(521)
Santander	(30,000)	55,704	(56,030)	(326)
	(100,000)	185,970	(186,817)	(847)

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•            Iene-to-US dollar exchange swap

		6/30/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparty	Transaction maturity	Notional amount (Yene)	Long position	Short position	Amount receivable	Notional amount (Yene)	Long position	Short position	Amount receivable
Deutsche Bank	12/12/2013	59,090,000	357,327	(356,497)	830	59,090,000	374,455	(373,430)	1,025
		59,090,000	357,327	(356,497)	830	59,090,000	374,455	(373,430)	1,025

b) Settled transactions

•           US dollar-to-real exchange swap

	Appreciation in 2012				Appreciation in 2011
Counterparties	Notional amount (US$’000)	Long position (R$)	Short position (R$)	Received/(p aid) in 2012	Notional amount (US$’000)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
Goldman Sachs	1,100,000	2,087,068	(2,058,133)	28,935	190,000	371,175	(352,515)	18,660	10,275
HSBC	97,990	184,485	(175,615)	8,870	97,990	186,520	(170,945)	15,575	(6,705)
Santander	4,990	9,352	(9,322)	30	4,990	9,571	(9,095)	476	(446)
Société Générale	6,654	5,946	(6,423)	(477)	6,654	12,780	(12,071)	709	(1,186)
JP Morgan	9,981	18,937	(18,820)	117	9,981	19,126	(18,556)	570	(453)
	1,219,615	2,305,788	(2,268,313)	37,475	309,615	599,172	(563,182)	35,990	1,485

•           Real-to-US dollar exchange swap

	Appreciation in 2012				Appreciation in 2011
Counterparties	Notional amount (US$’000)	Long position (R$)	Short position (R$)	Amount received in 2012	Notional amount (US$’000)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
Santander	(70,000)	131,472	(122,092)	9,380	(70,000)	130,265	(130,787)	(522)	9,902
Goldman Sachs	(130,000)	232,837	(235,058)	(2,221)	(30,000)	55,704	(56,030)	(326)	(1,895)
Itaú BBA	(100,000)	184,214	(189,329)	(5,115)					(5,115)
	(300,000)	548,523	(546,479)	2,044	(100,000)	185,969	(186,817)	(848)	2,892

The position of outstanding transactions was recorded in the Company’s assets and totals R$11,929 as of June 30, 2012 (R$37,020 in assets and R$847 in liabilities as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as gain totaling R$16,306 as of June 30, 2012 (loss of R$212,129 as of June 30, 2011) (see note 25).

•           Euro-to-US dollar exchange swap

In addition to the swaps above, the Company also contracted NDFs (non-deliverable forwards) to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

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As of June 30, 2012, the consolidated position of these contracts is as follows:

a) Outstanding transactions

			6/30/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (€ thousand)	Long position	Short position	Amount (payable)	Notional amount (€ thousand)	Long position	Short position	Amount receivable
Itaú BBA	8/3/2012	70,000	87,313	(88,508)	(1,195)
Deutsche Bank	8/3/2012	20,000	24,949	(25,288)	(339)	25,000	51,521	(48,556)	2,965
Goldman Sachs						40,000	128,761	(121,389)	7,372
HSBC						25,000	51,469	(48,556)	2,913
		90,000	112,262	(113,796)	(1,534)	90,000	231,751	(218,501)	13,250

b) Settled transactions

	Appreciation in 2012				Appreciation in 2011
Counterparties	Notional amount (€ thousand)	Long position (R$)	Short position (R$)	Received/(p aid) in 2012	Notional amount (€ thousand)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
Deutsche Bank	120,000	253,242	(250,035)	3,207	25,000	64,345	(60,694)	3,651	(444)
Goldman Sachs	220,000	419,387	(412,266)	7,121	40,000	102,990	(97,111)	5,879	1,242
HSBC	25,000	64,416	(60,224)	4,192	25,000	64,416	(60,696)	3,720	472
Itau BBA	175,000	243,407	(237,289)	6,118					6,118
	540,000	980,452	(959,814)	20,638	90,000	231,751	(218,501)	13,250	7,388

The position of outstanding transactions was recorded in the Company’s liabilities and totals R$1,534 as of June 30, 2012 (R$13,250 in assets as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as loss totaling R$5,854 as of June 30, 2012 (loss of R$15,627 as of June 30, 2011) (see note 25).

•           Other derivatives

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation. As of June 30, 2012, the gross position was US$20,098 and the net position was US$29,934 (including the derivatives below).

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a) Outstanding transactions

		6/30/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (US$ thousand)	Long position	Short position	Amount receivable	Notional amount (US$ thousand)	Long position	Short position	Amount receivable
BES	10/31/2012	32,517	66,134	(62,820)	3,314	20,208	38,017	(34,049)	3,968
DB	11/30/2012	17,625	35,846	(35,818)	28
BNP						15,000	28,219	(25,453)	2,766
		50,142	101,980	(98,638)	3,342	35,208	66,236	(59,502)	6,734

The position of outstanding transactions was recorded in the Company’s assets and totals R$3,342 as of June 30, 2012 (R$6,734 in assets as of December 31, 2011).

Gains or losses on these transactions as of June 30, 2012 are consolidated into the Company’s finance income (costs) as  loss totaling R$523 (loss of R$9,629 as of June 30, 2011) (see note 25).

•           Sensitivity analysis of the US dollar-to-real exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of June 30, 2012 recognized in assets, amounting to R$11,929. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-US$ parity of 1.5160;

- Scenario 2: (50% real appreciation) R$-US$ parity of 1.0107;

- Scenario 3: (25% real depreciation) R$-US$ parity of 2.5266;

- Scenario 4: (50% real depreciation) R$-US$ parity of 3.0320.

	6/30/2012
	Risk	Notional amount (US$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4
		2.0213	1.5160	1.0107	2.5266	3.0320
Net currency swap	US dollar fluctuation	78,202	(39,517)	(79,035)	39,517	79,035
Exchange position functional currency BRL	US dollar fluctuation	1,133,941	(573,009)	(1,146,017)	573,009	1,146,017
(not including exchange derivatives above)
Consolidated exchange position	US dollar fluctuation	1,212,143	(612,526)	(1,225,052)	612,526	1,225,052
(including exchange derivatives above)

•           Sensitivity analysis of the euro-to-dollar exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of June 30, 2012 recognized in assets, amounting to R$1,534. The Company considered the scenarios below for the real-euro parity volatility.

- Scenario 1: (25% real appreciation) R$-Euro parity of 1.9205;

- Scenario 2: (50% real appreciation) R$-Euro parity of 1.2803;

- Scenario 3: (25% real depreciation) R$-Euro parity of 3.2008;

- Scenario 4: (50% real depreciation) R$-Euro parity of 3.8409.

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	6/30/2012
	Risk	Notional amount (€ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4
		2.5606	1.9205	1.2803	3.2008	3.8409
Net currency swap	Euro fluctuation	(90,000)	57,614	115,227	(57,614)	(115,227)

Exchange position functional currency BRL	Euro fluctuation	76,474	(48,955)	(97,910)	48,955	97,910
(not including exchange derivatives above)

Consolidated exchange position	Euro fluctuation	(13,526)	8,659	17,317	(8,659)	(17,317)
(including exchange derivatives above)

•           Sensitivity analysis of the dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of June 30, 2012 recognized in assets, amounting to R$3,342. The Company considered the scenarios below for the real-euro parity volatility.

- Scenario 1: (25% real appreciation) Euro-dollar parity of 0.9501;

- Scenario 2: (50% real appreciation) Euro-dollar parity of 0.6334;

- Scenario 3: (25% real depreciation) Euro-dollar parity of 1.5835;

- Scenario 4: (50% real depreciation) Euro-dollar parity of 1.9002.

	6/30/2012
	Risk	Notional amount (US$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4
		1.2668	0.9501	0.6334	1.5835	1.9002
Net currency swap	US dollar fluctuation	50,142	(15,880)	(31,760)	15,880	31,760

Exchange position functional currency EUR	US dollar fluctuation	(33,043)	10,465	20,929	(10,465)	(20,929)
(not including exchange derivatives above)

Consolidated exchange position	US dollar fluctuation	17,099	(5,415)	(10,831)	5,415	10,831
(including exchange derivatives above)

•           Interest rate risk

Short- and long-term liabilities to indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•           Interest rate swap transactions (LIBOR to CDI)

The objective of these transactions is to hedge transactions indexed to US dollar LIBOR against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, in which it receives interest of 1.25% p.a. on the notional value of the dollar (long position) and pays 96% of the CDI on the notional amount in reais of the contract date (short position). The notional amount of this swap as of June 30, 2012 is US$86,000,000, hedging an export prepayment transaction in the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

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As of June 30, 2012, the position of these contracts is as follows:

a)       Outstanding transactions

		6/30/2012					12/31/2011
		Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market) (R$)		Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market) (R$)
Counterparties	Transaction maturity	2011	Long position	Short position	Amount payable	Transaction maturity	2011	Long position	Short position	Amount payable
CSFB	14/8/2012	86,000	145,975	(147,242)	(1,267)	13/2/2012	107,500	182,432	(184,556)	(2,124)

b)       Settled transactions

		Appreciation in 2012				Appreciation in 2011
Counterparties	Transaction maturity	Notional amount (US$ thousand)	Long position (R$)	Short position (R$)	Paid in 2012	Notional amount (US$ thousand)	Long position (R$)	Short position (R$)	Fair value in 2011	Impact on P&L in 2012
CSFB	02/13/2012	107,500	183,000	(186,817)	(3,817)	107,500	182,432	(184,556)	(2,124)	(1,693)
CSFB	05/14/2012	107,500	183,135	(186,082)	(2,947)					(2,947)
			366,135	(372,899)	(6,764)		182,432	(184,556)	(2,124)	(4,640)

The position of outstanding transactions was recorded in the Company’s liabilities and totals R$1,267 as of June 30, 2012 (R$2,124 in liabilities as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as loss totaling R$5,907 (loss of R$10,871 as of June 30, 2011).

•           Sensitivity analysis of interest rate swaps (LIBOR to CDI)

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of June 30, 2012 recognized in liabilities, amounting to R$1,267. The Company considered the scenarios below for the LIBOR (US$) and CDI interest rates volatility.

	6/30/2012
	Notional amount (US$ thousand)	Risk	25%	50%	25%	50%
LIBOR-to-CDI interest rate swap	86,000	(Libor) US$	(13,513)	(15,916)	13,513	15,916

•           Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of June 30, 2012 in the consolidated interim financial statements.

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		Impact on profit or loss
Changes in interest rates	% p.a.	6/30/2012	6/30/2011
TJLP	6.00	10,517	9,335
Libor	0.73	10,307	5,129
CDI	8.38	57,345	61,772

•           Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BOVESPA.

The following table shows the impact of the net changes in the market value of financial instruments classified as available for sale on equity, in other comprehensive income.

	Consolidated
	Other comprehensive income
	6/30/2012	12/31/2011
Net change in the fair value of financial instruments classified as available for sale	424	(767,015)

The Company considers as probable scenario the amounts recognized at market prices as of June 30, 2012. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of June 30, 2012. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered the scenarios below for volatility of the shares.

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares);

- Scenario 3: (25% devaluation of shares);

- Scenario 4: (50% devaluation of shares);

	Impact on equity
Companies	Probable	25%	50%	25%	50%
Panatlântica	424	2,737	5,475	(2,737)	(5,475)
	424	2,737	5,475	(2,737)	(5,475)

•           Credit risks

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy. The Company adopts the practice of analyzing in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

As regards short-term investments, the Company only makes investments in institutions with low credit risk as rated by credit rating agencies. As part of the funds is invested in repos (repurchase agreements) backed by Brazilian government bonds, there is also exposure to Brazil’s sovereign risk.

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•           Capital management

The Company manages its capital structure to ensure that it will be capable of providing return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this cost.

V – Margin deposits

The Company holds margin deposits totaling R$387,567 (R$407,467 as of December 31, 2011); this amount is invested at Deutsche Bank as guarantee of the derivative financial instrument contracts, specifically swaps between CSN Islands VIII and CSN.

16.     OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Current				Non-current
	Consolidated		Parent Company		Consolidated		Parent Company
	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Payables to related parties (Note 4 b and c )	243,313	185,176	989,777	458,094	3,084,095	3,094,453	7,710,238	7,736,132
Unrealized losses on derivatives (Note 15 I)	2,801	2,971	1,267	2,124	356,497	373,430
Dividends and interest on capital payable to Company owners (Note 4 a)	123,384	622,164	123,384	622,164
Dividends and interest on capital payable to non-controlling shareholders	113,997	306,760	116,271	305,717
Advances from customers	28,116	23,868	18,389	17,862
Taxes in installments	207,062	311,114	182,573	292,699	1,929,199	1,922,283	1,755,477	1,774,533
Profit sharing - employees	64,524	131,755	52,800	117,806
Other payables	174,869	144,637	49,500	45,781	220,093	203,354	107,145	122,529
	958,066	1,728,445	1,533,961	1,862,247	5,589,884	5,593,520	9,572,860	9,633,194

(*) The nature of transactions with related parties is described in note 4.

17.     TAXES IN INSTALLMENTS

a)        Tax Recovery Program (REFIS)

On November 26, 2009, the Company, its subsidiaries and jointly controlled entities joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Measure 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations. Joining the special tax programs reduced the amount of fines, interest and legal charges previously due.

Management’s decision took into consideration matters already judged by higher courts, as well as the assessment of outside legal counsel regarding the possibility of favorable outcomes in the contingencies in progress.

The tax debts enrolled under Provisional Measure 470/09 were payable in 12 installments, starting November 2009. In July 2010, the Company elected to offset income tax and social contribution carryforwards against the last four installments of the installment plan, as allowed by relevant legislation.

In November 2009 and February 2010, the debts payable enrolled in the installment plan under Law 11,941/09, already recognized through provisions, were reviewed based on the reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings.

In June 2011, the Group companies consolidated the debts enrolled in the tax program set forth by Law 11,941/09, payable in 180 SELIC-adjusted installments. As a result of the consolidation, there was an adjustment to the provision in the second quarter of 2011, recognized in Company in line item “Finance income (costs)” and other expenses, before income tax and social contribution.

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With respect to judicial deposits linked to REFIS proceedings, the Company obtained a favorable opinion from the National Treasury Attorney General’s Office (PGFN) and the Federal Revenue Service (RFB) on the treatment given to the excess deposit generated after application of the reductions obtained for tax payment in cash. The balance of this excess deposit, which as of 30 June 30, 2012 was R$820,023 (R$806,103 as of December 31, 2011), is recognized in line item Credits with the PGFN, in other non-current assets.

Accordingly, the Company filed a request for offset the credits resulting from the offset against the debts backed by the related judicial deposits against the tax debts payable in installments under the REFIS program, Law 11,941/09, approved by the PGFN. (The Company awaits a reply to this request.)

The position of REFIS debts recorded in taxes in installments in current and non-current liabilities as of June 30, 2012 was R$1,987,848 (R$2,094,741 as of December 31, 2011) in consolidated and R$1,809,840 (R$1,928,872 as of December 31, 2011) in Company.

b)        Other tax installments (regular and other)

The Company and its subsidiaries also joined the Regular social security tax (INSS) installment plan and other plans.

The position of the debts arising from these tax installment plans, recorded in taxes in installments in current and non-current liabilities as of June 30, 2012, is R$148,413 (R$138,656 as of December 31, 2011) in consolidated and R$128,210 (R$138,360 as of December 31, 2011) in Company.

18.     PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

	Consolidated
	6/30/2012		12/31/2011
	Accrued	Judicial	Accrued	Judicial
	liabilities	deposits	liabilities	deposits
Social security and labor	281,989	144,315	284,556	131,443
Civil	113,311	58,659	102,486	50,909
Environmental	6,906		6,906
Tax	210,563	372,485	86,014	353,778
Judicial deposits		29,504		26,928
	612,769	604,963	479,962	563,058
Legal obligations challenged in courts:
Tax
Salary premium for education	33,121	36,189	33,121	36,189
Income tax on ”Plano Verão”	20,892	337,765	20,892	345,676
Other provisions	97,590	9,788	104,488	9,788
	151,603	383,742	158,501	391,653
	764,372	988,705	638,463	954,711
Total current	296,159		292,178
Total non-current	468,213	988,705	346,285	954,711

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	Parent Company
	6/30/2012		12/31/2011
	Accrued	Judicial	Accrued	Judicial
	liabilities	deposits	liabilities	deposits
Social security and labor	197,794	115,184	200,401	105,292
Civil	73,510	40,485	65,076	39,308
Environmental	6,906		6,906
Tax	185,615	332,214	59,068	314,756
Judicial deposits		26,625		26,663
	463,825	514,508	331,451	486,019
Legal obligations challenged in courts:
Tax
Salary premium for education	33,121	36,189	33,121	36,189
Income tax on ”Plano Verão”	20,892	337,765	20,892	345,676
Other provisions	96,039	9,788	102,965	9,788
	150,052	383,742	156,978	391,653
	613,877	898,250	488,429	877,672
Total current	228,730		225,997
Total non-current	385,147	898,250	262,432	877,672

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended June 30, 2012 were as follows:

						Consolidated
Current + non-current						Current

Nature	12/31/2011	Additions	Inflation adjustment	Utilization	6/30/2012	6/30/2012	12/31/2011
Tax	244,515	124,257	2,191	(8,797)	362,166		220
Social security	61,536	937	2,189	(28)	64,634
Labor	223,020	4,871	2,563	(13,099)	217,355	198,894	204,615
Civil	102,486	11,873	1,255	(2,303)	113,311	97,265	87,343
Environmental	6,906				6,906
	638,463	141,938	8,198	(24,227)	764,372	296,159	292,178

						Parent Company
Current + non-current						Current

Nature	12/31/2011	Additions	Inflation adjustment	Utilization	6/30/2012	6/30/2012	12/31/2011
Tax	216,046	124,257	1,997	(6,633)	335,667
Social security	39,477	937	2,188	(28)	42,574
Labor	160,924	4,301	2,103	(12,108)	155,220	155,220	160,921
Civil	65,076	9,892	823	(2,281)	73,510	73,510	65,076
Environmental	6,906				6,906
	488,429	139,387	7,111	(21,050)	613,877	228,730	225,997

The provisions for tax, social security, labor, civil and environmental liabilities were estimated by management and are mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, these provisions include tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

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The Company and its subsidiaries are defendants in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$7,840,161, of which R$457,387 related to civil lawsuits, R$45,789 related to environmental lawsuits, and R$1,134,809 to labor and social security lawsuits. The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

As for the tax lawsuits these represent R$6,202,176, and R$1,757,520 from this total refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries. In view of the recent changes in administrative and judicial decisions, our outside legal counsel classified the possibility of an unfavorable outcome as possible.

a) Labor lawsuits

As of June 30, 2012,  the Company and its subsidiaries are defendants in 12,452 labor lawsuits, for which a provision has been recorded in the amount of R$217,356 (R$223,020 as of December 31, 2011). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity contingencies resulting from alleged occupational diseases or on-the-job accidents, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

b) Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the  industrial activities of the Company and its subsidiaries, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$113,311 as of June 30, 2012 (R$102,486 as of December 31, 2011)

c) Tax lawsuits

▪    Income tax and social contribution

(i) “Verão” Plan - The Company is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (‘Summer Plan”).

In 2004 the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989). The proceeding is currently at expert discovery stage.

As of June 30, 2012, there is an amount of R$337,765 (R$345,676 as of December 31, 2011) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$20,892 (R$20,892 as of December 31, 2011), which represents the portion not recognized by the courts.

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▪    Salary premium for education - "Salário Educação"

The Company has filed a lawsuit challenging the constitutionality of the salary premium for education and for discussing the possibility of recovering the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was unsuccessful, and the TRF upheld the decision unfavorable to CSN, a decision that is final and unappealable.

In view of the final and unappealable decision, CSN tried to make payment of the amount due, though the FNDE and INSS did not reach an agreement as to which agency should receive it. They also required that the amount should be paid along with a fine, with which the Company did not agree.

Lawsuits were then filed challenging the above events, with judicial deposit of the amounts involved in the lawsuits. In the first lawsuit, the lower court partly accepted the Company’s request, with the judge deducting the fine, but upholding the SELIC rate, with counterarguments against the defendant’s appeal against the SELIC rate.

As of June 30, 2012 the accrued totals R$33,121 (R$33,121 as of December 31, 2011) and the judicial deposit amounts to R$36,189 (R$36,189 as of December 31, 2011).

▪    Other

The Company has also recognized provisions for lawsuits relating to INSS, FGTS Complementary Law 110, PIS Law 10,637/02 and PIS/COFINS - Manaus Free Trade Zone, totaling R$96,039 as of June 30, 2012 (R$102,965 as of December 31, 2011), which includes legal charges.

d) Other

▪    Competition

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE, which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8,884/1984. The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a Motion for clarification, which is pending judgment. The collection of the R$65,292 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter. This action is classified as risk of possible loss.

▪    Environmental

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities, and public civil actions claim regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. The environmental proceedings total R$6,906 (R$6,906 as of December 31, 2011).

19.     PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET DECOMMISSIONING

a) Environmental liabilities

As of June 30, 2012,  a provision is recognized in the amount of R$346,293 in consolidated and R$339,577 in Company (R$312,612 and R$306,079 as of December 31, 2011, respectively) for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed.  These are management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities. These provisions are recognized in operating expenses.

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The provisions are measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount to present value and update the provision through June 30, 2012 was 11.00%. The liability recognized is periodically updated based on these discount rates plus the general market price index (IGPM) for the period.

b) Decommissioning of Assets

Obligations on decommissioning of assets consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset decommissioning cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset. The liability recognized as of June 30, 2012 is R$25,815 in consolidated and R$15,783 in Company (R$24,327 and R$15,148 as of December 31, 2011).

20.     EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of June 30, 2012 is R$4,540,000 (R$1,680,947 as of December 31, 2011) represented by 1,457,970,108 (1,457,970,108 as of December 31, 2010) book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s bylaws in effect as of June 30, 2012 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

iv. Treasury shares

As of June 30, 2012, the Company did not have any treasury shares. On August 2, 2011, the Company approved the cancelation of 25,063,577 existing treasury shares without decreasing capital.

v. Ownership structure

As of June 30, 2012, the Company’s ownership structure was as follows:

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	6/30/2012		12/31/2011
	Number of	% of total	Number of	% of total
	common shares	shares	common shares	shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	27,509,316	1.89%	31,773,516	2.18%
JP Morgan Chase Bank - ADRs	372,942,803	25.58%	373,772,695	25.64%
BOVESPA	288,816,265	19.80%	283,722,173	19.45%
	1,457,970,108	100.00%	1,457,970,108	100.00%
Treasury shares
Total shares	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

21.     INTEREST ON CAPITAL

The Company recorded interest on capital amounting to R$237,978 as of June 30, 2012.

The calculation of interest on capital is based on the Long-Term Interest Rate (TJLP) fluctuation on equity, limited to 50% of pretax profit for the period or, according to prevailing legislation, the higher of 50% of retained earnings and profit reserves.

In compliance with CVM Resolution 207 of December 31, 1996 and tax regulations, the company elected to account for proposed interest on capital as a contra entry to finance costs and reverse it from the same line item. Therefore, interest on capital is not stated in the income statement and does not affect profit, except for the tax effects recognized in income tax and social contribution line items. Management will propose that the amount of interest on capital be attributed to the mandatory minimum dividends.

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22.     NET SALES REVENUE

Net sales revenue is comprised as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Gross revenue
Domestic market	6,405,447	6,738,530	3,031,469	3,561,761
Foreign market	3,175,912	2,996,432	1,840,478	1,639,112
	9,581,359	9,734,962	4,871,947	5,200,873
Deductions
Canceled sales and discounts	(172,140)	(106,001)	(81,703)	(78,767)
Taxes levied on sales	(1,376,653)	(1,516,761)	(653,417)	(798,914)
	(1,548,793)	(1,622,762)	(735,120)	(877,681)
Net revenue	8,032,566	8,112,200	4,136,827	4,323,192

	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Gross revenue
Domestic market	5,840,180	6,149,258	2,919,153	3,255,169
Foreign market	522,826	704,670	300,621	359,712
	6,363,006	6,853,928	3,219,774	3,614,881
Deductions
Canceled sales and discounts	(167,329)	(93,046)	(76,442)	(68,208)
Taxes levied on sales	(1,229,773)	(1,370,279)	(586,884)	(726,235)
	(1,397,102)	(1,463,325)	(663,326)	(794,443)
Net revenue	4,965,904	5,390,603	2,556,448	2,820,438

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23.     EXPENSES BY NATURE

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Raw materials and inputs	(2,395,368)	(1,626,792)	(1,235,629)	(934,960)
Labor cost	(821,739)	(702,390)	(436,508)	(374,355)
Supplies	(559,931)	(527,840)	(276,346)	(284,392)
Maintenance cost (services and materials)	(574,981)	(660,898)	(293,561)	(337,766)
Outsourced services	(1,119,816)	(901,847)	(566,212)	(448,804)
Depreciation, amortization and depletion	(576,032)	(456,242)	(290,861)	(241,629)
Other (*)	(327,133)	(390,038)	(208,470)	(170,002)
	(6,375,000)	(5,266,047)	(3,307,587)	(2,791,908)
Classified as:
Cost of sales	(5,733,653)	(4,720,300)	(2,981,047)	(2,487,472)
Selling expenses	(359,499)	(265,769)	(178,504)	(145,767)
General and administrative expenses	(281,848)	(279,978)	(148,036)	(158,669)
	(6,375,000)	(5,266,047)	(3,307,587)	(2,791,908)

	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Raw materials and inputs	(1,623,473)	(1,432,183)	(781,934)	(791,956)
Labor cost	(514,728)	(502,156)	(268,898)	(270,673)
Supplies	(445,821)	(428,219)	(218,124)	(233,244)
Maintenance cost (services and materials)	(473,771)	(572,615)	(242,783)	(287,604)
Outsourced services	(427,945)	(408,148)	(225,236)	(201,723)
Depreciation, amortization and depletion	(443,490)	(365,079)	(224,887)	(194,931)
Other (*)	(217,127)	(244,417)	(151,784)	(91,030)
	(4,146,355)	(3,952,817)	(2,113,646)	(2,071,161)
Classified as:
Cost of sales	(3,831,525)	(3,588,938)	(1,944,371)	(1,862,257)
Selling expenses	(147,297)	(178,132)	(79,093)	(97,030)
General and administrative expenses	(167,533)	(185,747)	(90,182)	(111,874)
	(4,146,355)	(3,952,817)	(2,113,646)	(2,071,161)

(*) Included increase/decrease in finished products and work in process.

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24.     OTHER OPERATING INCOME (EXPENSES)

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Other operating income
Sale of Riversdale shares (Note 11)		698,164		698,164
PIS/COFINS/ICMS untimely credits	15,689		15,689
Discount to present value - taxes		8,323		5,683
Lawsuit indemnities/wins	18,477	1,332	18,041	652
Rentals and leases	3,866	3,240	3,010	677
Reversal of provisions	1,171	3,808
Other income	18,051	21,703	7,830	15,809
	57,254	736,570	44,570	720,985
Other operating expenses
Taxes and fees	(55,672)	(25,775)	(44,909)	(14,505)
Effect of REFIS - Law 11,941/09 and MP 470/09		(16,119)		(16,119)
Provisions for tax, social security, labor and civil for contingencies, net of reversals	(191,119)	(50,388)	(166,637)	(12,760)
Contractual, nondeductible fines	(57,734)	(25,717)	(49,762)	7,177
Fixed cost of equipment stoppages	(18,768)	(15,998)	(10,447)	(6,697)
Write-off of obsolete assets	(37,189)	(20,426)	(23,599)	(5,289)
Expenses on studies and project engineering	(25,241)	(17,133)	(12,976)	(10,754)
Pension plan (Note 28 c)	(5,256)	(33,192)	12,133	(16,764)
Healthcare plan (Note 28 d)	(17,054)	(17,671)	(9,268)	(8,396)
Impairment of available-for-sale security (Note 15 II)	(2,022,793)		(2,022,793)
Other expenses	(21,205)	(34,947)	988	(32,231)
	(2,452,031)	(257,366)	(2,327,270)	(116,338)
Other operating income (expenses)	(2,394,777)	479,204	(2,282,700)	604,647

	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Other operating income
Sale of securities		116,336		116,336
PIS/COFINS/ICMS untimely credits	8,652		8,652
Lawsuit indemnities/wins	18,469	956	18,009	461
Rentals and leases	1,712	1,660	856	835
Reversal of provisions	38,761		13,750
Discount to present value - taxes		8,323		5,683
Other income	3,580	4,105	1,978	3,256
	71,174	131,380	43,245	126,571
Other operating expenses
Taxes and fees	(5,835)	(3,905)	(5,835)	(3,050)
Effect of REFIS - Law 11,941/09 and MP 470/09		(16,119)		(16,119)
Provisions for tax, social security, labor and civil for contingencies, net of reversals	(171,772)	(56,676)	(155,069)	(6,087)
Contractual, nondeductible fines	(59,189)	(33,619)	(50,390)	5,786
Fixed cost of equipment stoppages	(13,792)	(14,744)	(7,085)	(5,947)
Write-off of obsolete assets	(16,737)	(9,250)	(10,221)	(210)
Expenses on studies and project engineering	(23,101)	(17,133)	(11,475)	(10,754)
Pension plan	(5,218)	(31,005)	11,025	(15,660)
Healthcare plan	(17,043)	(17,665)	(9,267)	(8,387)
Impairment of available-for-sale security	(1,245,024)		(1,245,024)
Other expenses	(15,769)	(25,157)	5,461	(21,262)
	(1,573,480)	(225,273)	(1,477,880)	(81,690)
Other operating income (expenses)	(1,502,306)	(93,893)	(1,434,635)	44,881

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25.     FINANCE INCOME (COSTS)

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Finance income:
Related parties	6,439	22,661	4,662	3,480
Income from short-term investments	130,890	251,713	64,880	152,296
Other income	59,977	54,536	20,179	34,052
	197,306	328,910	89,721	189,828
Finance costs:
Borrowings and financing - foreign currency	(344,664)	(354,522)	(186,446)	(173,947)
Borrowings and financing - local currency	(837,427)	(616,455)	(397,163)	(348,037)
Related parties	(197,134)	(192,181)	(98,038)	(96,468)
Capitalized interest	202,807	143,069	100,281	72,201
PIS/COFINS on other income	(507)	(603)	(233)	(311)
Losses on derivatives (*)	(5,907)	(10,871)	(2,388)	(5,617)
Effect of REFIS - Law 11,941/09 and MP 470/09		(77,335)		(77,335)
Interest, fines and late payment charges	(90,515)	(129,439)	(43,247)	(87,419)
Other finance costs	(86,796)	(85,307)	(49,984)	(42,532)
	(1,360,143)	(1,323,644)	(677,218)	(759,465)
Inflation adjustments:
- Gains	6,010	908	4,172	169
- Losses	(92,200)	(3,804)	(72,580)	(762)
	(86,190)	(2,896)	(68,408)	(593)
Exchange gains (losses):
- On assets	881,844	(669,551)	1,101,973	(405,259)
- On liabilities	(600,553)	736,466	(809,211)	450,289
- Exchange gains (losses) on derivatives (*)	21,637	(237,385)	45,205	(124,464)
	302,928	(170,470)	337,967	(79,434)
Inflation adjustment and exchange gains (losses), net	216,738	(173,366)	269,559	(80,027)

Finance costs, net	(946,099)	(1,168,100)	(317,938)	(649,664)

(*) Statement of gains and losses on derivative transactions
CDI to USD swap	16,306	(212,129)	33,158	(115,338)
EUR to USD swap	5,854	(15,627)	11,277	(4,079)
Other	(523)	(9,629)	770	(5,047)
	21,637	(237,385)	45,205	(124,464)
Libor to CDI swap	(5,907)	(10,871)	(2,388)	(5,617)
	(5,907)	(10,871)	(2,388)	(5,617)
	15,730	(248,256)	42,817	(130,081)

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	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Finance income:
Related parties	63,484	50,777	57,964	15,450
Income from short-term investments	12,367	28,309	6,279	17,076
Other income	47,345	31,910	12,166	17,044
	123,196	110,996	76,409	49,570
Finance costs:
Borrowings and financing - foreign currency	(38,185)	(45,515)	(16,456)	(22,147)
Borrowings and financing - local currency	(644,037)	(481,624)	(304,186)	(279,410)
Related parties	(723,160)	(864,136)	(368,915)	(428,625)
Capitalized interest	135,711	95,025	68,700	48,502
PIS/COFINS on other income	(507)	(603)	(233)	(311)
Losses on derivatives (*)	(5,907)	(10,871)	(2,388)	(5,617)
Effect of REFIS - Law 11,941/09 and MP 470/09		(77,335)		(77,335)
Interest, fines and late payment charges	(86,522)	(122,728)	(41,469)	(83,595)
Other finance costs	(80,214)	(69,075)	(53,212)	(36,337)
	(1,442,821)	(1,576,862)	(718,159)	(884,875)

Inflation adjustments:
- Gains	2,405	870	2,055	148
- Losses	(8,053)	(6,399)	(10,424)	(3,876)
	(5,648)	(5,529)	(8,369)	(3,728)
Exchange gains (losses):
- On assets	280,958	(55,747)	330,316	(36,810)
- On liabilities	(631,379)	523,738	(854,662)	343,368
	(350,421)	467,991	(524,346)	306,558
Inflation adjustment and exchange gains (losses), net	(356,069)	462,462	(532,715)	302,830

Finance costs, net	(1,675,694)	(1,003,404)	(1,174,465)	(532,475)

(*) Statement of gains and losses on derivative transactions
Libor to CDI swap	(5,907)	(10,871)	(2,388)	(5,617)
	(5,907)	(10,871)	(2,388)	(5,617)
	(5,907)	(10,871)	(2,388)	(5,617)

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26.     SEGMENT INFORMATION

According to the Company’s structure, its businesses are distributed into five (5) operating segments. Accordingly, we analyzed our information by segment as follows:

•            Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic packaging and galvanized steel, with operations in Brazil, the United States, Portugal and Germany. This segment supplies the following markets: construction, steel packaging for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic packaging.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen, a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1.1 million metric tons of steel/year.

For 2013, it is slated to begin production of long steel products. The initial production slated, of 500,000 metric tons per year, will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high added value in the steel chain.

•            Mining

This segment encompasses the activities of iron ore and tin mining. The high–quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, that produces high quality iron ore, as well as the Company’s subsidiary Nacional Minérios S.A. (Namisa), which has its own mines, also of excellent quality, and also sells third party iron ore. Furthermore, CSN also owns Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro. Coal and coke imports are carried out through this terminal.

•            Logistics

i. Railroad

 CSN has equity interests in two railroad companies: MRS Logística S.A., which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística S.A., which operates the former Northeast Network of RFFSA in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are based on the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill is carried by MRS, as is part of the steel produced by CSN for the domestic market and for export.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

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b) Transnordestina Logística

Together, CSN and the federal government will be making investments for implementation of the Transnordestina Project for construction of around 1,728 km of new lines. The work on this project, slated for conclusion in 2013, further includes complementing and renewing part of the infrastructure (or lines) of the concession held by Transnordestina Logística, which will be expanded from the nearly 2,600 kilometers of track presently operating to around 4,300 kilometers.

Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate the Northeastern Brazil railroad system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.  Moreover, it links up the main ports in the region, thus providing an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

The project underway will increase the transportation capacity of Transnordestina Logística 20-fold, bringing it up the level of the most modern railroads in the entire world.

With its new configuration, Transnordestina will become the best logistics option for export of grains through the Pecém and Suape ports, as well as other solid bulk cargos such as iron ore from the Northeast Region, playing an important role in the region’s development.

ii. Ports

The Port logistics segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship-owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•         Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental to its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds of 17.9% of the capital; and a thermoelectric co-generation Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•         Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.  In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

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The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•         Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

	Six-month period ended
	6/30/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Revenues and expenses
Metric tons (thou.) - (not reviewed) (*)	2,734,484	9,729,429				930,696
Revenues
Domestic market	3,902,972	330,419	67,879	511,149	112,244	180,737	(227,190)	4,878,210
Foreign market	1,147,675	2,006,681						3,154,356
	5,050,647	2,337,100	67,879	511,149	112,244	180,737	(227,190)	8,032,566
Cost of sales and services	(4,239,659)	(1,109,549)	(40,380)	(358,158)	(65,641)	(144,130)	223,864	(5,733,653)
Gross profit	810,988	1,227,551	27,499	152,991	46,603	36,607	(3,326)	2,298,913
Selling and administrative expenses	(251,814)	(124,456)	(10,025)	(45,741)	(10,990)	(36,414)	(161,907)	(641,347)
Depreciation	377,659	93,178	3,205	68,919	8,721	13,324	11,026	576,032
Adjusted EBITDA	936,833	1,196,273	20,679	176,169	44,334	13,517	(154,207)	2,233,598

	6/30/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographical area
Asia	5,283	1,469,897						1,475,180
North America	302,780							302,780
Latin America	96,833							96,833
Europe	733,963	536,783						1,270,746
Other	8,817							8,817
Foreign market	1,147,676	2,006,680						3,154,356
Domestic market	3,902,972	330,419	67,879	511,149	112,244	180,737	(227,190)	4,878,210
TOTAL	5,050,648	2,337,099	67,879	511,149	112,244	180,737	(227,190)	8,032,566

	Three-month period ended
	6/30/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Revenues and expenses
Metric tons (thou.) - (not reviewed) (*)	1,412,311	4,513,599				464,954
Revenues
Domestic market	1,967,516	186,887	35,264	262,881	57,496	93,987	(107,416)	2,496,615
Foreign market	683,997	956,215						1,640,212
	2,651,513	1,143,102	35,264	262,881	57,496	93,987	(107,416)	4,136,827
Cost of sales and services	(2,233,947)	(535,370)	(20,288)	(183,108)	(33,297)	(78,741)	103,704	(2,981,047)
Gross profit	417,566	607,732	14,976	79,773	24,199	15,246	(3,712)	1,155,780
Selling and administrative expenses	(136,177)	(47,962)	(5,012)	(24,095)	(5,415)	(17,564)	(90,315)	(326,540)
Depreciation	189,618	46,856	1,662	32,785	4,343	7,972	7,625	290,861
Adjusted EBITDA	471,007	606,626	11,626	88,463	23,127	5,654	(86,402)	1,120,101

	6/30/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographical area
Asia	5,283	673,618						678,901
North America	172,070							172,070
Latin America	62,301							62,301
Europe	440,510	282,597						723,107
Other	3,833							3,833
Domestic market	683,997	956,215						1,640,212
Foreign market	1,967,516	186,887	35,264	262,881	57,496	93,987	(107,416)	2,496,615
TOTAL	2,651,513	1,143,102	35,264	262,881	57,496	93,987	(107,416)	4,136,827

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

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	Six-month period ended
	6/30/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Revenues and expenses
Metric tons (thou.) - (not reviewed) (*)	2,519,530	10,953,278				763,737
Revenues
Domestic market	4,117,348	444,905	68,520	488,205	65,658	145,225	(198,899)	5,130,962
Foreign market	699,866	2,288,452					(7,080)	2,981,238
	4,817,214	2,733,357	68,520	488,205	65,658	145,225	(205,979)	8,112,200
Cost of sales and services	(3,461,784)	(941,618)	(41,240)	(306,846)	(29,367)	(109,171)	169,726	(4,720,300)
Gross profit	1,355,430	1,791,739	27,280	181,359	36,291	36,054	(36,253)	3,391,900
Selling and administrative expenses	(231,056)	(37,653)	(8,656)	(39,827)	(12,215)	(30,995)	(185,345)	(545,747)
Depreciation	301,598	78,046	2,805	51,849	11,250	9,536	1,158	456,242
Adjusted EBITDA	1,425,972	1,832,132	21,429	193,381	35,326	14,595	(220,440)	3,302,395

	6/30/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographic area
Asia	6,707	2,019,421						2,026,128
North America	247,121							247,121
Latin America	66,242							66,242
Europe	365,491	269,031						634,522
Other	14,305						(7,080)	7,225
Foreign market	699,866	2,288,452					(7,080)	2,981,238
Domestic market	4,117,348	444,905	68,520	488,205	65,658	145,225	(198,899)	5,130,962
TOTAL	4,817,214	2,733,357	68,520	488,205	65,658	145,225	(205,979)	8,112,200

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	Three-month period ended
	6/30/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Revenues and expenses
Metric tons (thou.) - (not reviewed) (*)	1,299,539	5,829,002				434,885
Revenues
Domestic market	2,151,979	250,320	31,795	256,115	36,761	82,656	(119,471)	2,690,155
Foreign market	360,570	1,273,521					(1,054)	1,633,037
	2,512,549	1,523,841	31,795	256,115	36,761	82,656	(120,525)	4,323,192
Cost of sales and services	(1,826,628)	(505,792)	(20,556)	(161,403)	(19,461)	(59,890)	106,258	(2,487,472)
Gross profit	685,921	1,018,049	11,239	94,712	17,300	22,766	(14,267)	1,835,720
General and administrative expenses	(113,464)	(19,632)	(4,464)	(19,597)	(6,147)	(19,391)	(121,741)	(304,436)
Depreciation	160,745	41,893	1,399	26,055	5,624	5,716	197	241,629
Adjusted EBITDA	733,202	1,040,310	8,174	101,170	16,777	9,091	(135,811)	1,772,913

	6/30/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographic area
Asia	5,623	1,084,166						1,089,789
North America	127,039							127,039
Latin America	38,151							38,151
Europe	180,153	189,355						369,508
Other	9,604						(1,054)	8,550
Foreign market	360,570	1,273,521					(1,054)	1,633,037
Domestic market	2,151,979	250,320	31,795	256,115	36,761	82,656	(119,471)	2,690,155
TOTAL	2,512,549	1,523,841	31,795	256,115	36,761	82,656	(120,525)	4,323,192

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

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The adjusted EBITDA consists of profit for the year plus net finance income (costs), income tax and social contribution, depreciation and amortization, and other operating income (expenses), which are deducted because they mainly refer to non-recurring items of the operation.

The Company’s executive officers use Adjusted EBITDA as a tool to measure the recurring operating cash generation capacity, as well as a means for allowing it to make comparisons with other companies.

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Adjusted EBITDA	2,233,598	3,302,395	1,120,101	1,772,913
Depreciation	(576,032)	(456,242)	(290,861)	(241,629)
Other operating income (expenses)(Note 24)	(2,394,777)	479,204	(2,282,700)	604,647
Finance costs (Note 25)	(946,099)	(1,168,100)	(317,938)	(649,664)
Profit before taxes	(1,683,310)	2,157,257	(1,771,398)	1,486,267
Income tax and social contribution (Note 9)	727,504	(404,400)	722,957	(349,105)
Profit for the period	(955,806)	1,752,857	(1,048,441)	1,137,162

27.     EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year (after the stock split), excluding the common shares purchased and held as treasury shares, as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
	Common shares		Common shares
Profit for the period
Attributed to owners of the Company	(921,666)	1,756,003	(1,032,360)	1,138,484
Attributed to non-controlling interests	(34,140)	(3,146)	(16,081)	(1,322)
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted earnings per share	(0.63216)	1.20442	(0.70808)	0.78087

	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
	Common shares		Common shares
Profit for the period
Attributed to owners of the Company	(921,666)	1,756,003	(1,032,360)	1,138,484
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted earnings per share	(0.63216)	1.20442	(0.70808)	0.78087

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28.     EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), which is a private non-profit pension fund established in July 1960. The members of CBS are employees—and former employees—of the Company and some subsidiaries that joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is comprised of a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date were only entitled to join the new Mixed Plan. In addition, all active employees who were participants of the old defined benefits plans had the opportunity to switch to the new Mixed Plan.

As of June 30, 2012 CBS had 33,061 participants (31,482 as of December 31, 2011), of whom 18,256 were active contributors (16,603 as of December 31, 2011), 9,634 were retired employees (9,705 as of December 31, 2011), and 5,171 were related beneficiaries (5,174 as of December 31, 2011). Out of the total participants as of June 30, 2012, 13,561 belonged to the defined benefit plan and 19,500 to the mixed plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As of June 30, 2012 CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2011). The total plan assets of the entity amounted to R$3.9 billion as of June 30, 2012 (R$3.8 billion as of December 31, 2011). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

a.        Description of the pension plans

Plan covering 35% of average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Supplementary average salary plan

This plan began on November 1, 1977 and is a defined benefit plan, aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

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Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the fund generating the benefit (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan.

CBSPrev Namisa plan

This plan began on January 6, 2012 and is a defined contribution plan, with a small portion of defined benefit. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) a percentage of up to 25% in a bullet payment and the remaining balance through a monthly income through a percentage applied to the fund generating the benefit, or (b) receive only a monthly income through a percentage applied to the fund generating the benefit.

b.        Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities, based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a 5-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

c.        Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to CPC 33 and IAS 19 Employee Benefits.

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		Consolidated
	6/30/2012	12/31/2011
Obligations recognized in the balance sheet
Pension plan benefits	11,673	11,673
Post-employment healthcare benefits	457,377	457,377
	469,050	469,050

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2011
Present value of defined benefit obligations	(2,153,649)
Fair value of plan assets	2,384,450
(Deficit)/surplus	230,801
Restriction to actuarial assets due to recovery limitation	(174,926)
(Liabilities)/assets, net	55,875
Liabilities	(11,673)
Assets (*)	67,548
Net (liabilities)/assets recognized in balance sheet	(11,673)

Changes in the present value of defined benefit obligation during 2011 are as follows:

	12/31/2011
Present value of obligations at the beginning of the year	1,982,556
Cost of services	5,579
Interest cost	202,242
Benefits paid	(178,403)
Actuarial loss/(gain)	141,675
Other
Present value of obligations at the end of the year	2,153,649

Changes in the fair values of plan assets during 2011 are as follows:

	12/31/2011
Fair value of assets at the beginning of the year	2,316,018
Expected return on plan assets	260,163
Sponsors' contributions	67,709
Participants' contributions
Benefits paid	(178,402)
Actuarial (gains) losses	(81,038)
Fair value of assets at the end of the year	2,384,450

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The amounts recognized in the income statement for the year ended December 31, 2011 are comprised as follows:

12/31/2011
Cost of current services	(5,579)
Interest cost	(202,242)
Expected return on plan assets	260,163
Sponsors' contributions transferred in prior year	67,710
120,052
Total unrecognized revenue (*)	103,678
Total (cost)/revenue recognized in the income statement	16,374
Total (costs)/revenues, net	120,052

(*) The Company did not recognize in its balance sheet the asset and the balancing items thereto resulting from the actuarial valuation of surplus plans because there is no clear evidence of its realization, in accordance with paragraph 59 (c) of CPC 33 and IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses in 2011 are as follows:

12/31/2011
Actuarial gains and (losses)	(222,712)
Restriction due to recovery limitation	105,655
(117,057)
Actuarial gains and (losses) recognized in other comprehensive income	(28,048)
Unrecognized actuarial gains/(losses) (*)	(89,009)
Total cost of actuarial (gains) and losses	(117,057)

(*) The actuarial loss results from the fluctuation in the investments that form CBS’s asset portfolio.

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	12/31/2009	01/01/2009 (**)
Present value of defined benefit obligations	(2,153,649)	(1,982,556)	(1,731,767)	(1,415,029)
Fair value of plan assets	2,384,450	2,316,018	2,160,158	1,396,350
Surplus	230,801	333,462	428,391	(18,679)
Experience adjustments to plan obligations	141,675	225,341	287,146
Experience adjustments to plan assets	(81,038)	40,669	664,341

The main actuarial assumptions used were as follows:

12/31/2011
Actuarial financing method	Projected unit credit
Functional currency	Real (R$)
Recognition of plan assets	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded
Discount rate	10.46%
Inflation rate	4.6%
Nominal salary increase rate	5.65%
Nominal benefit increase rate	4.6%
Rate of return on investments	11.52% - 12.24%
General mortality table	AT 2000 segregated by gender
Disability table	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%
Turnover table	Millennium plan 2% p.a., nil for DB plans
Retirement age	100% on first date he/she becomes eligible for programmed retirement benefit under plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

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The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below:

			12/31/2011
Longevity at age of 65 for current participants
Male			19.55
Female			22.17

Allocation of plan assets:
		12/31/2011
Variable income	360,958	15.14%
Fixed income	1,756,831	73.68%
Real estate	190,756	8.00%
Other	75,905	3.18%
Total	2,384,450	100.00%

Expected long-term return on plan assets:

	12/31/2011
Variable income	18.05%
Fixed income	10.53%
Real estate	10.34%
Other	10.34%
Total	11.78%

The actual return on plan assets was R$179,126 as of December 31, 2011.

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Certificates of Interbank Deposit (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, the expense as of June 30, 2012 was R$5,256 (R$33,192 as of June 30, 2011).

For the mixed plan, which has defined contribution components, the expense as of June 30, 2012 was R$16,387 (R$12,171 as of June 30, 2011).

d.        Expected contributions

Expected contributions of R$69,244 will be paid to defined benefits plans in 2012.

For the mixed supplementary benefit plan, which includes defined contribution components, expected contributions of R$27,500 will be paid in 2012.

POST-EMPLOYMENT HEALTH CARE PLAN

Refer to a healthcare plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents. Since then, the health care plan has not permitted the inclusion of new beneficiaries.  The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional – CBS.

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The amounts recognized in the balance sheet were determined as follows:

	6/30/2012	12/31/2011
Present value of obligations	457,377	457,377
Liabilities	457,377	457,377

The reconciliation of liabilities for healthcare benefits is as follows:

	12/31/2011
Actuarial liabilities at the beginning of the year	367,839
Interest on actuarial obligation	39,616
Sponsors' contributions transferred in prior year	(34,653)
Recognition of (gain)/loss for the year	84,575
Actuarial liabilities at the end of the year	457,377

For the post-employment healthcare benefit plan, the expense as of June 30, 2012 was R$17,054 (R$17,671 as of June 30, 2011).

The actuarial gains and losses recognized in equity are as follows:

12/31/2011
Actuarial loss on obligation	84,575
Loss recognized in equity	84,575

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010	12/31/2009	01/01/2009 (**)
Present value of defined benefit obligation	(457,377)	(367,839)	(317,145)	(296,608)
(Deficit)/surplus	(457,377)	(367,839)	(317,145)	(296,608)
Experience adjustments to plan obligations	84,575	48,301	17,232	9,023

 (**) IAS 19/CPC33 requires disclosure of the history for five (5) years, although this does not have to be retrospectively applied for a first-time adopter of IFRS/CPC.

The impact on a one-percent change in the assumed trend rate of the healthcare cost is as follows:

	12/31/2011
	Increase	Decrease
Effect on total cost of current service and finance cost
Effect on defined benefit obligation	42,032	(35,916)

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The actuarial assumptions used for calculating postemployment healthcare benefits were:

12/31/2011
Biometrics
General mortality table	AT 2000 segregated by gender
Turnover	N/A
Household	Actual household

Financial	12/31/2011
Actuarial nominal discount rate	10.46%
Inflation	4.6%
Increase in medical cost based on age	4.6%
Nominal medical costs growth rate	2.31%
Average medical cost	299.69

29.     GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011
		Up to 5/8/2028
Transnordestina	R$	and undefined	1,486,308	1,358,657	1,800	1,800	4,866	7,686	1,492,974	1,368,143
		Up to
		11/18/2014 and
CSN Cimentos	R$	undefined			24,813	30,213	41,497	30,097	66,310	60,310
		Up to 2/7/2014
Prada	R$	and undefined			10,133	9,958	20,275	2,440	30,408	12,398
Sepetiba Tecon	R$			700						700
Itá Energética	R$	09/15/2013	7,326	7,326					7,326	7,326
		Up to
		12/30/2012 and
CSN Energia	R$	undefined			2,392	2,392		2,336	2,392	4,728
Congonhas Minérios	R$	05/21/2018	2,000,000	2,000,000					2,000,000	2,000,000
Fundação CSN	R$	undefined	1,003						1,003
Total in R$			3,494,637	3,366,683	39,138	44,363	66,638	42,559	3,600,413	3,453,605
CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000
CSN Islands IX	US$	01/15/2015	400,000	400,000					400,000	400,000
CSN Islands XI	US$	09/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	07/21/2020	1,200,000	1,000,000					1,200,000	1,000,000
Total in US$			3,900,000	3,700,000					3,900,000	3,700,000
CSN Steel S.L.	EUR	01/31/2020	120,000						120,000
Total in EUR			120,000						120,000
Total in R$			8,190,342	6,940,460					8,190,342	6,940,460
			11,684,979	10,307,143	39,138	44,363	66,638	42,559	11,790,755	10,394,065

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30.     COMMITMENTS

a.        Take-or-pay contracts

As of June 30, 2012, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments in the period		Commitments
Concessionaire	Type of service	Agreement terms and conditions	2011	2012	2012	2013	2014	2015	After 2015	Total

MRS Logística	Iron ore transportation.	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	73,073	65,430	88,029	176,058	176,058	176,058	88,029	704,232

MRS Logística	Steel products transportation.	Transportation of at least 80% of annual volume agreed with MRS.		34,196	29,381	58,762	58,762	58,762	24,484	230,151

MRS Logística	Iron ore, coke and coal transportation.	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	18,610	269	33,353					33,353

FCA	Mining products transportation.	Transportation of at least 1,900,000 metric tons per year.	252	412	31,542	63,085				94,627

FCA	FCA railway transportation of clinker to CSN Cimentos.	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.		2,568	13,469	26,937	26,937	26,937	116,727	211,007

ALL	Railway transportation of steel products.	Rail transportation of at least, 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	5,789	6,084	1,180					1,180

White Martins	Supply of gas (oxygen, nitrogen and argon).	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	38,395	49,908	48,639	97,279	97,279	97,279	97,279	437,755

CEG Rio	Supply of natural gas.	CSN undertakes to buy at least 70% of the monthly natural gas volume.	209,773	236,130	139,864					139,864

Vale S.A	Supply of iron ore pellets.	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	171,720	211,151	73,075	146,150	97,433			316,658

Compagás	Supply of natural gas.	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted with Compagás.	7,200	9,430	7,019	14,038	14,038	14,038	126,341	175,474

COPEL	Power supply.	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	5,953		3,744	7,487	7,487	7,487	39,934	66,139

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production.	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	3,054	3,940	3,537	7,074	7,074	7,074	51,283	76,042

Harsco Metals	Processing of slag generated during pig iron and steel production.	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	20,135	20,185	15,000	30,000	15,000			60,000

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units.	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	18,944	23,432	16,162	18,856				35,018

			572,898	663,135	503,994	645,726	500,068	387,635	544,077	2,581,500

b.        Concession agreements

Minimum future payments related to government concessions as of June 30, 2012 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2012	2013	2014	2015	After 2015	Total

MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	40,086	80,171	80,171	80,171	821,757	1,102,356

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	3,238	6,476	6,476	6,476	73,931	96,597

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	80,613	117,913	125,922	125,922	881,455	1,331,825

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	11,065	22,129	22,129	22,129	221,293	298,745

		135,002	226,689	234,698	234,698	1,998,436	2,829,523

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31.     INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Importation, Exportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2012, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2012 to June 30, 2013.  Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$200,000,000 and covers the following units and subsidiaries of the Company: Usina Presidente Vargas, Mineração Casa de Pedra, Mineração Arcos, CSN Paraná, CSN Porto Real, Terminal de Cargas TECAR, Terminal TECON, NAMISA and CSN Cimentos. CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of a review of interim financial statements and, accordingly, were not reviewed by our independent auditors.

32.     ADDITIONAL INFORMATION TO CASH FLOWS

	Consolidated		Parent Company
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Income tax and social contribution paid	94,301	128,952		99,598
Addition to PP&E with interest capitalization	202,807	143,069	135,711	95,025
Purchase of PP&E without increasing cash			373,673
	297,108	272,021	509,384	194,623

33.     EVENTS AFTER THE REPORTING PERIOD

•             The subsidiary Namisa will file an objection to the tax assessment of R$236 million, issued in July 2012, for allegedly not having paid income tax (IRPJ) and social contribution on net income (CSLL) on the profits disclosed in the balance sheets of its foreign subsidiaries. In light of the recent changes in administrative and court jurisprudence, our outside legal counsel classified the likelihood of an unfavorable outcome in similar cases as possible.  The potential effect on the Parent Company and consolidated is approximately R$141.6 million.

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REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2012, which comprises the balance sheet as of June 30, 2012 and the related income statement and statement of comprehensive income for the three and six-months period then ended and the statement of changes in equity and statement of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

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Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (“DVA”), for the six-month period ended June 30, 2012, prepared under the responsibility of the Company's management, the presentation of which is required by the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Interim Financial Information (ITR), and considered as supplemental information for IFRS that does not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Review of individual and consolidated interim financial information for the three months ended June 30, 2011 and audit of individual and consolidated financial statements for the year ended December 31, 2011

The information and amounts for the three and six period months ended June 30, 2011, presented for comparison purposes, were previously reviewed by other independent auditors, whose report, without qualification, was issued and dated on August 2, 2011. The information and amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, whose report, without qualification, was issued and dated on March 26, 2012.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 14, 2012

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 29, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.